UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934.]

Yes ☐            No ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By	/s/ JUNICHIRO OTSUDA
Junichiro Otsuda
Chief Manager
Corporate Administration Division

Selected Interim Financial Information

under Japanese GAAP

For Fiscal Year Ending March 31, 2007

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation

[Contents]

I.	Interim Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2007

1. Financial Statements	[ BTMU Consolidated ]	1
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

2. Statement of Trust Assets and Liabilities	[ MUTB ]	13

3. Financial Results	[ MUFG Consolidated ]	16
	[ BTMU + MUTB ]
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

4. Average Interest Spread	[ BTMU ]	22
	[ MUTB ]

5. Derivative Transactions	[ BTMU Consolidated ]	23
	[ MUTB Consolidated ]

6. Fair Value Information on Securities	[ MUFG Consolidated ]	25
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]
	[ Trust Accounts ]

7. Return on Equity	[ MUFG Consolidated ]	27

8. Risk-Adjusted Capital Ratio Based on BIS Standards	[ MUFG Consolidated ]	27
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

II. Loan Portfolio and Other

1. Risk-Monitored Loans	[ MUFG Consolidated ]	30
	[ BTMU + MUTB ]
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]
	[ Trust Accounts ]

2. Classification of Risk-Monitored Loans	[ MUFG Consolidated ]	33
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

3. Allowance for Loan Losses	[ MUFG Consolidated ]	38
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]
	[ Trust Accounts ]

4. Coverage Ratio against Risk-Monitored Loans	[ MUFG Consolidated ]	40
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

5. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU + MUTB ] [ BTMU ]	41
	[ MUTB ]
	[ Trust Accounts ]
6. Status of Coverage on Non Performing Loans Based on the “FRL”	[ BTMU + MUTB ]	41
	[ BTMU ]
	[ MUTB ]
	[ Trust Accounts ]

7. Progress in the Disposal of Problem Assets	[ BTMU + MUTB ]	45
	[ BTMU ]
	[ MUTB ]

8-1. Classification of Loans by Type of Industry	[ BTMU + MUTB ]	54
	[ BTMU ]
	[ MUTB ]
	[ Trust Accounts ]

8-2. Domestic Consumer Loans	[ BTMU + MUTB ]	56
	[ BTMU ]
	[ MUTB ]
	[ Trust Accounts ]

8-3. Domestic Loans to Small / Medium Sized Companies and Proprietors	[ BTMU + MUTB ]	57
	[ BTMU ]
	[ MUTB ]
	[ Trust Accounts ]

9. Overseas Loans	[ BTMU + MUTB ]	58

10. Loans and Deposits	[ BTMU + MUTB ]	59
	[ BTMU ]
	[ MUTB ]

11. Domestic Deposits	[ BTMU + MUTB ]	60
	[ BTMU ]
	[ MUTB ]

12. Number of Employees	[ BTMU + MUTB ]	61
	[ BTMU ]
	[ MUTB ]

13. Number of Offices	[ BTMU + MUTB ]	62
	[ BTMU ]
	[ MUTB ]

14. Status of Deferred Tax Assets	[ BTMU + MUTB ]	63
	[ BTMU ]
	[ MUTB ]

15. Employees’ Retirement Benefits	[ MUFG Consolidated ]	66
	[ BTMU ]
	[ MUTB ]

16. Earning Projections for Fiscal Year Ending March 31, 2006	[ MUFG Consolidated ]	68
	[ MUFG ]
	[ BTMU Consolidated ]
	[ BTMU ]
	[ MUTB Consolidated ]
	[ MUTB ]

I. Interim Consolidated Financial Highlights under Japanese GAAP for Fiscal Year Ending March 31, 2007

1.	Financial Statements

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Consolidated Balance Sheet

	As of September 30, 2006 (A)	As of September 30, 2005		Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
(in millions of yen)		ex-BTM (B)	(Reference) ex-UFJBK
Assets:
Cash and due from banks	7,926,420	9,165,133	6,277,066	(1,238,713)	11,274,216	(3,347,795)
Call loans and bills bought	2,061,452	1,003,130	281,486	1,058,321	2,660,810	(599,358)
Receivables under resale agreements	320,527	284,809	9,960	35,718	266,340	54,186
Receivables under securities borrowing transactions	1,489,139	1,560,382	891,250	(71,243)	2,738,240	(1,249,101)
Commercial paper and other debt purchased	3,503,937	2,271,108	371,828	1,232,829	2,533,592	970,345
Trading assets	4,501,913	3,978,705	950,919	523,208	5,773,838	(1,271,925)
Money held in trust	265,903	278,393	11,918	(12,489)	283,487	(17,584)
Investment securities	40,489,391	24,929,269	19,873,966	15,560,122	42,246,750	(1,757,358)
Allowance for losses on investment securities	(21,680)	(1,668)	—	(20,012)	(27,016)	5,336
Loans and bills discounted	76,337,877	39,597,663	35,695,513	36,740,213	76,279,697	58,180
Foreign exchanges	1,368,145	726,270	667,793	641,875	1,262,744	105,401
Other assets	4,359,306	2,536,592	1,786,346	1,822,714	5,429,392	(1,070,086)
Tangible fixed assets	1,494,729	—	—	1,494,729	—	1,494,729
Intangible fixed assets	412,513	—	—	412,513	—	412,513
Premises and equipment	—	761,108	518,059	(761,108)	1,222,281	(1,222,281)
Deferred tax assets	647,645	39,874	828,729	607,771	709,616	(61,971)
Goodwill	—	—	—	—	7,117	(7,117)
Customers’ liabilities for acceptances and guarantees	10,589,001	4,735,886	4,171,805	5,853,115	9,344,346	1,244,655
Allowance for loan losses	(1,022,300)	(479,815)	(1,006,085)	(542,484)	(1,232,496)	210,195
Allowance for losses on investment securities	—	—	(3,254)	—	—	—

Total assets	154,723,925	91,386,844	71,327,305	63,337,081	160,772,959	(6,049,034)

Liabilities:
Deposits	104,683,201	58,964,804	47,702,283	45,718,396	107,528,644	(2,845,442)
Negotiable certificates of deposit	5,242,607	1,799,913	2,705,696	3,442,694	5,457,746	(215,138)
Call money and bills sold	1,914,085	7,088,514	6,143,366	(5,174,429)	8,344,368	(6,430,283)
Payables under repurchase agreements	3,672,897	3,390,706	1,775,302	282,190	3,948,282	(275,385)
Payables under securities lending transactions	3,566,229	1,007,326	264,000	2,558,902	2,105,030	1,461,198
Commercial paper	489,920	192,972	81,581	296,947	324,384	165,535
Trading liabilities	1,011,339	632,552	216,378	378,787	1,132,347	(121,007)
Borrowed money	4,453,036	955,794	750,674	3,497,242	2,454,938	1,998,097
Foreign exchanges	783,479	1,443,553	208,186	(660,074)	1,311,945	(528,466)
Short-term corporate bonds	294,600	337,900	149,000	(43,300)	375,700	(81,100)
Bonds and notes	5,293,233	3,314,746	2,256,426	1,978,487	5,415,141	(121,908)
Other liabilities	3,834,134	2,895,990	1,855,582	938,143	4,184,752	(350,618)
Reserve for employees’ bonuses	26,239	9,731	13,524	16,508	28,293	(2,053)
Reserve for employees’ retirement benefits	48,755	26,780	7,141	21,974	51,622	(2,867)
Reserve for expenses related to EXPO 2005 Japan	—	200	—	(200)	—	—
Reserve for contingent losses	94,220	—	—	94,220	—	94,220
Reserves under special laws	31	31	—	0	31	—
Deferred tax liabilities	64,212	64,132	2,528	80	64,205	6
Deferred tax liabilities for land revaluation	201,560	124,244	81,375	77,315	202,531	(971)
Acceptances and guarantees	10,589,001	4,735,886	4,171,805	5,853,115	9,344,346	1,244,655

Total liabilities	146,262,785	86,985,782	68,384,855	59,277,002	152,274,314	(6,011,529)

Net assets:
Capital stock	996,973	—	—	996,973	—	996,973
Capital surplus	2,767,590	—	—	2,767,590	—	2,767,590
Retained earnings	1,918,358	—	—	1,918,358	—	1,918,358
Total shareholders’ equity	5,682,921	—	—	5,682,921	—	5,682,921
Net unrealized gains (losses) on securities	1,062,180	—	—	1,062,180	—	1,062,180
Net deferred gains (losses) on hedging instruments	(62,280)	—	—	(62,280)	—	(62,280)
Land revaluation excess	244,320	—	—	244,320	—	244,320
Foreign currency translation adjustments	(53,343)	—	—	(53,343)	—	(53,343)
Total valuation and translation adjustments	1,190,877	—	—	1,190,877	—	1,190,877
Minority interests	1,587,341	—	—	1,587,341	—	1,587,341

Total net assets	8,461,140	—	—	8,461,140	—	8,461,140

Total liabilities and net assets	154,723,925	—	—	154,723,925	—	154,723,925

Minority interests	—	387,639	786,252	(387,639)	1,724,584	(1,724,584)

Shareholder’s equity:
Capital stock	—	996,973	1,258,582	(996,973)	996,973	(996,973)
Capital surplus	—	806,928	268,427	(806,928)	2,767,590	(2,767,590)
Retained earnings	—	1,400,513	319,222	(1,400,513)	1,620,151	(1,620,151)
Land revaluation excess	—	158,749	88,665	(158,749)	245,686	(245,686)
Unrealized gains on securities available for sale	—	731,855	288,617	(731,855)	1,187,117	(1,187,117)
Foreign currency translation adjustments	—	(81,598)	(67,317)	81,598	(43,458)	43,458

Total shareholder’s equity	—	4,013,422	2,156,197	(4,013,422)	6,774,059	(6,774,059)

Total liabilities, minority interest and shareholder’s equity	—	91,386,844	71,327,305	(91,386,844)	160,772,959	(160,772,959)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Consolidated Statement of Operations

	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006
(in millions of yen)		ex-BTM (B)	(Reference) ex-UFJBK
Ordinary income:
Interest income:	1,443,411	681,397	508,152	762,013	1,800,672
(Interest on loans and discounts)	942,670	417,441	337,091	525,229	1,098,606
(Interest and dividends on securities)	273,477	133,539	89,603	139,937	422,549
Trust fees	12,058	9,614	—	2,444	21,551
Fees and commissions	444,391	227,016	187,253	217,375	586,527
Trading profits	61,276	51,300	5,521	9,976	107,437
Other business income	167,080	102,839	206,315	64,240	236,027
Other ordinary income	146,934	49,536	58,640	97,397	179,598

Total ordinary income	2,275,152	1,121,705	965,883	1,153,447	2,931,816

Ordinary expenses:
Interest expense:	607,506	258,815	146,875	348,691	690,371
(Interest on deposits)	299,339	133,502	49,026	165,836	344,025
Fees and commissions	49,571	23,904	32,412	25,667	73,971
Trading losses	—	—	8,606	—	687
Other business expenses	70,161	38,055	85,062	32,105	119,663
General and administrative expenses	801,169	449,831	306,905	351,338	1,102,273
Other ordinary expenses	211,859	51,307	67,996	160,551	257,333

Total ordinary expenses	1,740,268	821,915	647,859	918,353	2,244,300

Ordinary profit	534,884	299,790	318,023	235,093	687,515

Extraordinary gains	184,732	112,780	272,050	71,951	294,484
Extraordinary losses	49,677	3,076	56,507	46,601	16,239

Income before income taxes and others	669,938	409,495	533,567	260,443	965,760

Income taxes-current	32,843	30,768	25,794	2,075	74,347
Income taxes-deferred	184,223	132,293	104,797	51,929	354,651
Minority interests	21,722	17,925	1,400	3,796	52,614

Net income	431,149	228,506	401,575	202,642	484,147

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Consolidated Statement of Changes in Net Assets

	(in millions of yen)
	Shareholder’s equity				Valuation and translation adjustments					Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Total	Net unrealized gains (losses) on securities	Deferred gains (losses) on hedging instruments	Revaluation reserve for land	Foreign currency translation adjustments	Total
Balances as of March 31, 2006	996,973	2,767,590	1,620,151	5,384,714	1,187,117	—	245,686	(43,458)	1,389,345	1,724,584	8,498,644

Changes during the interim accounting period
Dividends from surplus			(131,186)	(131,186)							(131,186)
Net Income			431,149	431,149							431,149
Reversal of land revaluation excess			1,421	1,421							1,421
Decrease in companies accounted for under the equity method			(2,706)	(2,706)							(2,706)
Decrease caused by additional consolidated subsidiaries related to changes in accounting standard			(470)	(470)							(470)
Changes other than Shareholders’ equity (net)					(124,936)	(62,280)	(1,366)	(9,884)	(198,467)	(137,243)	(335,711)

Total changes during the interim accounting period	—	—	298,206	298,206	(124,936)	(62,280)	(1,366)	(9,884)	(198,467)	(137,243)	(37,504)

Balances as of September 30, 2006	996,973	2,767,590	1,918,358	5,682,921	1,062,180	(62,280)	244,320	(53,343)	1,190,877	1,587,341	8,461,140

Note: Total net assets as of March 31, 2006 includes the amount of Minority interests.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Consolidated Statement of Capital Surplus and Retained Earnings

(for reference purpose)

	Six months ended
	September 30, 2005		Fiscal year ended March 31, 2006
(in millions of yen)	ex-BTM	ex-UFJBK
Balance of capital surplus at beginning of fiscal year	806,928	893,324	806,928
Increase:	—	—	1,960,661
Merger	—	—	1,960,661
Dencrease:	—	624,897	—
Transfer to Retained earnings	—	624,897	—

Balance of capital surplus at end of (interim) fiscal year	806,928	268,427	2,767,590

Balance of retained earnings at beginning of fiscal year	1,346,203	(705,016)	1,346,203
Increase:	229,342	1,026,472	1,148,296
Net income	228,506	401,575	484,147
Reversal in land revaluation excess	836	—	2,476
Merger	—	—	661,672
Transfer from Capital surplus	—	624,897	—
Decrease:	175,032	2,234	874,348
Cash dividends	166,229	—	806,276
Bonuses to Directors	47	—	47
Increase in subsidiaries and affiliates accounted for under the equity method resulting from the merger	—	—	59,268
Decrease in affiliates accounted for under the equity method	1,055	—	1,055
Changes in accounting standard in overseas consolidated subsidiaries	7,700	—	7,700
Reversal in land revaluation excess	—	2,234	—

Balance of retained earnings at end of (interim) fiscal year	1,400,513	319,222	1,620,151

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Non-Consolidated Balance Sheet

	As of September 30, 2006 (A)	As of September 30, 2005		Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
(in millions of yen)		ex-BTM (B)	(Reference) ex-UFJBK
Assets:
Cash and due from banks	7,670,917	8,903,630	6,143,609	(1,232,713)	10,846,488	(3,175,571)
Call loans	1,881,991	654,621	287,503	1,227,370	1,995,900	(113,909)
Receivables under resale agreements	255,140	205,950	—	49,189	193,473	61,667
Receivables under securities borrowing transactions	1,489,139	1,560,382	891,250	(71,243)	2,738,240	(1,249,101)
Bills bought	—	—	—	—	530,200	(530,200)
Commercial paper and other debt purchased	2,625,173	1,181,888	166,126	1,443,284	1,753,884	871,288
Trading assets	4,514,066	3,960,025	942,299	554,040	5,804,223	(1,290,157)
Money held in trust	265,752	278,391	11,918	(12,638)	283,155	(17,403)
Investment securities	40,272,163	24,754,165	20,107,656	15,517,998	42,159,651	(1,887,487)
Allowance for losses on investment securities	(128,238)	(1,668)	—	(126,570)	(134,331)	6,093
Loans and bills discounted	69,538,871	35,413,450	34,213,030	34,125,421	69,587,196	(48,324)
Foreign exchanges	1,365,537	736,309	659,017	629,227	1,265,985	99,551
Other assets	2,868,035	1,818,403	1,274,512	1,049,631	3,158,035	(290,000)
Tangible fixed assets	958,401	—	—	958,401	—	958,401
Intangible fixed assets	257,445	—	—	257,445	—	257,445
Premises and equipment	—	664,170	491,025	(664,170)	1,056,743	(1,056,743)
Deferred tax assets	598,212	49,075	793,379	549,137	599,840	(1,628)
Customers’ liabilities for acceptances and guarantees	6,832,565	4,093,016	4,170,088	2,739,549	6,180,736	651,829
Allowance for loan losses	(714,493)	(352,707)	(812,099)	(361,785)	(928,134)	213,641
Allowance for losses on investment securities	—	—	(137,325)	—	—	—

Total assets	140,550,683	83,919,107	69,201,992	56,631,576	147,091,292	(6,540,608)

Liabilities:
Deposits	98,174,273	53,902,462	46,475,651	44,271,810	101,092,544	(2,918,270)
Negotiable certificates of deposit	5,497,619	1,824,066	2,874,496	3,673,552	5,716,110	(218,491)
Call money	1,823,305	872,493	1,271,065	950,811	1,769,921	53,383
Payables under repurchase agreements	3,596,944	3,278,569	1,775,302	318,374	3,821,352	(224,408)
Payables under securities lending transactions	3,428,862	936,030	176,891	2,492,832	1,922,450	1,506,412
Bills sold	—	6,193,500	4,845,900	(6,193,500)	6,536,500	(6,536,500)
Trading liabilities	970,916	613,466	212,158	357,449	1,101,840	(130,924)
Borrowed money	6,057,235	1,621,636	1,728,754	4,435,599	3,998,983	2,058,252
Foreign exchanges	785,576	1,444,760	211,249	(659,184)	1,315,382	(529,805)
Short-term corporate bonds	294,600	337,900	149,000	(43,300)	375,700	(81,100)
Bonds and notes	3,631,585	2,522,115	1,697,440	1,109,470	3,956,690	(325,104)
Other liabilities	2,422,802	2,295,563	1,284,268	127,238	2,469,563	(46,761)
Reserve for employees’ bonuses	15,948	7,224	6,723	8,723	14,218	1,730
Reserve for employees’ retirement benefits	11,239	17,361	—	(6,121)	11,153	86
Reserve for expenses related to EXPO 2005 Japan	—	200	—	(200)	—	—
Reserve for contingent losses	72,515	—	—	72,515	—	72,515
Reserves under special laws	31	31	—	—	31	—
Deferred tax liabilities for land revaluation	201,560	124,244	81,375	77,315	202,531	(971)
Acceptances and guarantees	6,832,565	4,093,016	4,170,088	2,739,549	6,180,736	651,829

Total liabilities	133,817,583	80,084,644	66,960,366	53,732,939	140,485,710	(6,668,126)

Net assets:
Capital stock	996,973	—	—	996,973	—	996,973
Capital surplus	2,767,590	—	—	2,767,590	—	2,767,590
Capital reserve	2,767,590	—	—	2,767,590	—	2,767,590
Retained earnings	1,698,031	—	—	1,698,031	—	1,698,031
Revenue reserve	190,044	—	—	190,044	—	190,044
Other retained earnings	1,507,987	—	—	1,507,987	—	1,507,987
Total shareholders’ equity	5,462,595	—	—	5,462,595	—	5,462,595
Net unrealized gains (losses) on securities	1,076,356	—	—	1,076,356	—	1,076,356
Net deferred gains (losses) on hedging instruments	(50,171)	—	—	(50,171)	—	(50,171)
Land revaluation excess	244,320	—	—	244,320	—	244,320
Total valuation and translation adjustments	1,270,505	—	—	1,270,505	—	1,270,505

Total net assets	6,733,100	—	—	6,733,100	—	6,733,100

Total liabilities and net assets	140,550,683	—	—	140,550,683	—	140,550,683

Shareholder’s equity:
Capital stock	—	996,973	1,258,582	(996,973)	996,973	(996,973)
Capital surplus	—	806,928	268,427	(806,928)	2,767,590	(2,767,590)
Capital reserve	—	806,928	268,427	(806,928)	2,767,590	(2,767,590)
Retained earnings	—	1,138,991	427,297	(1,138,991)	1,404,884	(1,404,884)
Revenue reserve	—	190,044	—	(190,044)	190,044	(190,044)
Voluntary reserve	—	720,629	—	(720,629)	720,629	(720,629)
Unappropriated retained earnings	—	228,316	427,297	(228,316)	494,209	(494,209)
Net income for the period	—	208,172	429,531	(208,172)	450,799	(450,799)
Land revaluation excess	—	158,749	88,838	(158,749)	245,742	(245,742)
Unrealized gains on securities available for sale	—	732,821	198,480	(732,821)	1,190,391	(1,190,391)

Total shareholder’s equity	—	3,834,463	2,241,625	(3,834,463)	6,605,581	(6,605,581)

Total liabilities, minority interest and shareholder’s equity	—	83,919,107	69,201,992	(83,919,107)	147,091,292	(147,091,292)

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Non-Consolidated Statement of Operations

	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006
(in millions of yen)		ex-BTM (B)	(Reference) ex-UFJBK
Ordinary income:
Interest income:	1,152,772	537,237	475,554	615,534	1,449,881
(Interest on loans and discounts)	678,840	304,032	302,060	374,807	787,546
(Interest and dividends on securities)	262,341	132,882	134,580	129,459	405,407
Fees and commissions	271,565	123,208	149,259	148,357	341,553
Trading profits	60,588	38,196	2,647	22,392	101,096
Other business income	164,593	92,313	128,372	72,280	218,467
Other ordinary income	45,427	35,556	40,781	9,870	106,016

Total ordinary income	1,694,948	826,512	796,616	868,435	2,217,015

Ordinary expenses:
Interest expense:	577,865	222,143	126,824	355,721	620,716
(Interest on deposits)	268,392	119,221	46,488	149,170	306,435
Fees and commissions	61,690	22,494	52,687	39,196	72,999
Trading losses	—	2,694	6,779	(2,694)	9,505
Other business expenses	68,979	35,348	14,685	33,630	110,157
General and administrative expenses	527,821	274,518	247,768	253,303	687,990
Other ordinary expenses	100,240	34,346	104,160	65,894	152,753

Total ordinary expenses	1,336,597	591,545	552,906	745,051	1,654,123

Ordinary profit	358,350	234,966	243,710	123,384	562,892

Extraordinary gains	234,954	118,748	360,544	116,205	266,005
Extraordinary losses	48,802	2,803	46,766	45,998	15,213

Income before income taxes and others	544,502	350,911	557,488	193,590	813,684

Income taxes-current	8,837	11,818	2,104	(2,980)	14,764
Income taxes-deferred	112,752	130,921	125,852	(18,168)	348,120

Net income	422,912	208,172	429,531	214,739	450,799

Unappropriated retained earnings brought forward	—	19,308	—	—	680,981
Reversal of land revaluation excess	—	836	(2,234)	—	2,476
Interim dividends	—	—	—	—	640,047
Unappropriated retained earnings	—	228,316	427,297	—	494,209

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Consolidated Balance Sheet

	As of September 30, 2006 (A)	As of September 30, 2005		Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
(in millions of yen)		ex-MTB (B)	(Reference) ex-UFJTB
Assets:
Cash and due from banks	835,172	1,113,547	216,796	(278,374)	1,307,093	(471,920)
Call loans and bills bought	259,300	587,631	3,528	(328,331)	25,293	234,006
Receivables under securities borrowing transactions	63,144	828,513	—	(765,368)	402,759	(339,615)
Commercial paper and other debt purchased	124,560	90,438	41,268	34,122	151,415	(26,854)
Trading assets	285,673	298,892	6,140	(13,219)	314,858	(29,185)
Money held in trust	2,425	13,408	—	(10,983)	13,001	(10,576)
Investment securities	7,031,885	4,629,874	1,857,306	2,402,011	5,954,279	1,077,606
Allowance for losses on investment securities	(37)	(26)	(268)	(10)	(167)	130
Loans and bills discounted	10,185,808	8,314,666	2,840,286	1,871,141	10,325,302	(139,493)
Foreign exchanges	6,299	9,787	5,928	(3,487)	5,148	1,150
Other assets	623,737	603,358	137,160	20,378	703,174	(79,437)
Tangible fixed assets	196,281	—	—	196,281	—	196,281
Intangible fixed assets	81,828	—	—	81,828	—	81,828
Premises and equipment	—	157,577	75,869	(157,577)	235,238	(235,238)
Deferred tax assets	2,175	59,471	107,514	(57,295)	2,084	91
Customers’ liabilities for acceptances and guarantees	283,380	176,854	71,913	106,526	240,545	42,834
Allowance for loan losses	(87,906)	(140,581)	(35,861)	52,674	(125,119)	37,212

Total assets	19,893,728	16,743,413	5,327,582	3,150,315	19,554,907	338,821

Liabilities:
Deposits	11,413,665	9,986,771	2,713,035	1,426,893	11,955,229	(541,564)
Negotiable certificates of deposit	1,637,103	1,375,115	266,860	261,988	1,121,847	515,256
Call money and bills sold	267,645	383,540	255,527	(115,894)	517,077	(249,432)
Payables under repurchase agreements	52,623	93,467	—	(40,844)	33,999	18,623
Payables under securities lending transactions	631,839	1,077,493	—	(445,653)	653,911	(22,071)
Trading liabilities	39,139	52,457	3,736	(13,318)	55,493	(16,353)
Borrowed money	1,248,824	194,312	19,265	1,054,511	210,499	1,038,324
Foreign exchanges	491	189	0	301	689	(197)
Short-term corporate bonds	258,100	140,800	—	117,300	10,200	247,900
Bonds and notes	335,900	382,500	83,500	(46,600)	385,300	(49,400)
Due to trust accounts	1,796,608	1,410,842	1,504,004	385,766	2,429,068	(632,459)
Other liabilities	268,272	306,778	20,411	(38,505)	322,373	(54,101)
Reserve for employees’ bonuses	6,165	3,705	1,611	2,460	5,988	177
Reserve for employees’ retirement benefits	1,772	1,180	661	592	10,431	(8,659)
Reserve for contingent losses	5,417	—	—	5,417	—	5,417
Reserve for losses related to land trust	—	—	1,074	—	—	—
Reserve for expenses related to EXPO 2005 Japan	—	123	—	(123)	—	—
Deferred tax liabilities	17,166	532	—	16,633	7,124	10,041
Deferred tax liabilities for land revaluation	7,607	8,064	8,894	(457)	8,344	(736)
Acceptances and guarantees	283,380	176,854	71,913	106,526	240,545	42,834

Total liabilities	18,271,723	15,594,728	4,950,495	2,676,995	17,968,124	303,599

Net assets:
Capital stock	324,279	—	—	324,279	—	324,279
Capital surplus	582,419	—	—	582,419	—	582,419
Retained earnings	396,104	—	—	396,104	—	396,104
Total shareholder’s equity	1,302,802	—	—	1,302,802	—	1,302,802
Net unrealized gains on securities	328,805	—	—	328,805	—	328,805
Net deferred gains (losses) on hedging instruments	(7,695)	—	—	(7,695)	—	(7,695)
Land revaluation excess	(10,659)	—	—	(10,659)	—	(10,659)
Foreign currency translation adjustments	(1,561)	—	—	(1,561)	—	(1,561)
Total valuation and translation adjustments	308,890	—	—	308,890	—	308,890
Minority interests	10,312	—	—	10,312	—	10,312

Total net assets	1,622,005	—	—	1,622,005	—	1,622,005

Total liabilities and net assets	19,893,728	—	—	19,893,728	—	19,893,728

Minority interests	—	5,884	73	(5,884)	11,444	(11,444)

Shareholder’s equity:
Capital stock	—	324,279	280,536	(324,279)	324,279	(324,279)
Capital surplus	—	274,752	14,903	(274,752)	582,419	(582,419)
Retained earnings	—	332,235	27,298	(332,235)	302,012	(302,012)
Land revaluation excess	—	(8,218)	10,425	8,218	(11,002)	11,002
Unrealized gains on securities available for sale	—	224,622	44,558	(224,622)	380,671	(380,671)
Foreign currency translation adjustments	—	(4,869)	(708)	4,869	(3,042)	3,042

Total shareholder’s equity	—	1,142,800	377,013	(1,142,800)	1,575,338	(1,575,338)

Total liabilities, minority interests and shareholder’s equity	—	16,743,413	5,327,582	(16,743,413)	19,554,907	(19,554,907)

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Consolidated Statement of Operations

	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006
(in millions of yen)		ex-MTB (B)	(Reference) ex-UFJTB
Ordinary income:
Trust fees	67,443	31,475	23,946	35,968	102,359
Interest income:	175,685	117,335	20,795	58,350	284,123
(Interest on loans and discounts)	69,161	47,442	13,171	21,719	109,987
(Interest and dividends on securities)	87,065	47,762	6,976	39,302	129,483
Fees and commissions	87,310	50,772	38,758	36,538	142,158
Trading profits	11,627	1,243	270	10,383	2,516
Other business income	10,381	39,889	5,275	(29,507)	51,940
Other ordinary income	21,366	6,063	11,004	15,302	39,783

Total ordinary income	373,815	246,778	100,050	127,036	622,881

Ordinary expenses:
Interest expense:	54,602	50,639	6,167	3,962	103,536
(Interest on deposits)	30,956	26,477	1,793	4,479	58,886
Fees and commissions	5,956	5,503	4,533	453	9,547
Trading losses	122	6,154	—	(6,032)	5,558
Other business expenses	40,355	18,118	1,660	22,236	40,541
General and administrative expenses	127,374	81,781	40,411	45,593	212,224
Other ordinary expenses	7,730	19,994	18,850	(12,264)	26,816

Total ordinary expenses	236,141	182,191	71,622	53,949	398,224

Ordinary profit	137,674	64,587	28,427	73,087	224,657

Extraordinary gains	39,727	24,319	29,406	15,408	65,558
Extraordinary losses	3,707	474	28,445	3,233	21,109

Income before income taxes and others	173,694	88,432	29,388	85,262	269,105

Income taxes-current	2,895	(1,588)	1,827	4,483	833
Income taxes-deferred	50,567	34,881	15,203	15,686	113,306
Minority interests	910	712	1	198	2,776

Net income	119,320	54,426	12,356	64,894	152,189

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Consolidated Statement of Changes in Net Assets

	(in millions of yen)
	Shareholder’s equity				Valuation and translation adjustments					Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Total	Net unrealized gains on securities	Deferred gains (losses) on hedging instruments	Revaluation reserve for land	Foreign currency translation adjustments	Total
Balances as of March 31, 2006	324,279	582,419	302,012	1,208,711	380,671	—	(11,002)	(3,042)	366,627	11,444	1,586,783
Changes during the interim accounting period
Dividends from surplus			(25,429)	(25,429)							(25,429)
Net income			119,320	119,320							119,320
Reversal of land revaluation excess			200	200							200
Changes other than shareholder’s equity (net)					(51,866)	(7,695)	343	1,481	(57,736)	(1,132)	(58,869)
Total changes during the interim accounting period	—	—	94,091	94,091	(51,866)	(7,695)	343	1,481	(57,736)	(1,132)	35,221
Balances as of September 30, 2006	324,279	582,419	396,104	1,302,802	328,805	(7,695)	(10,659)	(1,561)	308,890	10,312	1,622,005

Note: Total net assets as of March 31, 2006 includes the amount of Minority interests.

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Consolidated Statement of Capital Surplus and Retained Earnings

(for reference purpose)

	Six months ended September 30, 2005		Fiscal year ended March 31, 2006
(in millions of yen)	ex-MTB	ex-UFJTB
Balance of capital surplus at beginning of fiscal year	274,752	57,699	274,752
Increase:	—	—	307,667
Merger	—	—	307,667
Decrease:	—	42,796	—
Transfer to Retained earnings	—	42,796	—

Balance of capital surplus at end of (interim) fiscal year	274,752	14,903	582,419

Balance of retained earnings at beginning of fiscal year	292,769	(27,913)	292,769
Increase:	54,503	55,212	213,979
Net income	54,426	12,356	152,189
Merger	—	—	45,191
Increase in subsidiaries and affiliates accounted for under the equity method resulting from the merger	—	—	16,522
Decrease in affiliates accounted for by the equity method	76	—	76
Transfer from capital surplus	—	42,796	—
Reversal of land revaluation excess	—	60	—
Decrease:	15,036	—	204,736
Cash dividends	13,964	—	203,975
Reversal of land revaluation excess	1,071	—	761

Balance of retained earnings at end of (interim) fiscal year	332,235	27,298	302,012

Mitsubishi UFJ Trust and Banking Corporation

Non-Consolidated Balance Sheet

	As of September 30, 2006 (A)	As of September 30, 2005		Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
(in millions of yen)		ex-MTB (B)	(Reference) ex-UFJTB
Assets:
Cash and due from banks	749,751	1,039,822	216,046	(290,070)	798,172	(48,420)
Call loans	259,300	587,631	—	(328,331)	25,293	234,006
Receivables under securities borrowing transactions	29,670	250,273	—	(220,603)	233,697	(204,027)
Commercial paper and other debt purchased	124,414	90,438	41,268	33,975	151,415	(27,000)
Trading assets	283,917	298,471	6,140	(14,553)	314,489	(30,572)
Money held in trust	2,425	13,408	—	(10,983)	13,001	(10,576)
Investment securities	6,835,794	4,623,937	1,968,636	2,211,856	5,791,091	1,044,702
Allowance for losses on investment securities	(37)	(26)	(268)	(10)	(167)	130
Loans and bills discounted	10,246,264	8,331,950	2,861,164	1,914,314	10,391,395	(145,131)
Foreign exchanges	6,299	9,787	5,928	(3,487)	5,148	1,150
Other assets	642,171	595,357	134,761	46,814	680,672	(38,500)
Tangible fixed assets	110,780	—	—	110,780	—	110,780
Intangible fixed assets	59,487	—	—	59,487	—	59,487
Premises and equipment	—	133,322	45,108	(133,322)	171,314	(171,314)
Deferred tax assets	—	58,286	99,917	(58,286)	—	—
Customers’ liabilities for acceptances and guarantees	277,073	184,717	79,354	92,356	236,807	40,266
Allowance for loan losses	(86,718)	(140,188)	(35,587)	53,470	(124,448)	37,729

Total assets	19,540,594	16,077,187	5,422,472	3,463,406	18,687,883	852,710

Liabilities:
Deposits	11,381,458	9,955,942	2,716,297	1,425,516	11,889,329	(507,871)
Negotiable certificates of deposit	1,740,103	1,375,115	371,360	364,988	1,224,847	515,256
Call money	267,645	116,640	255,527	151,005	67,677	199,967
Payables under repurchase agreements	168,853	93,467	—	75,386	33,999	134,854
Payables under securities lending transactions	482,135	499,037	—	(16,902)	484,854	(2,719)
Bills sold	—	266,900	—	(266,900)	449,400	(449,400)
Trading liabilities	37,284	52,457	3,736	(15,173)	55,493	(18,208)
Borrowed money	1,270,724	235,815	20,500	1,034,908	234,228	1,036,495
Foreign exchanges	496	235	0	260	699	(203)
Short-term corporate bonds	258,100	140,800	—	117,300	10,200	247,900
Bonds and notes	314,000	339,500	79,000	(25,500)	359,400	(45,400)
Due to trust accounts	1,490,109	1,410,842	1,504,004	79,267	1,761,850	(271,740)
Other liabilities	256,462	269,702	16,417	(13,239)	317,345	(60,882)
Reserve for employees’ bonuses	4,507	2,754	1,127	1,753	4,343	164
Reserve for employees’ retirement benefits	—	—	235	—	8,709	(8,709)
Reserve for contingent losses	5,417	—	—	5,417	—	5,417
Reserve for losses related to land trust	—	—	1,074	—	—	—
Reserve for expenses related to EXPO 2005 Japan	—	123	—	(123)	—	—
Deferred tax liabilities	17,092	—	—	17,092	7,085	10,007
Deferred tax liabilities for land revaluation	5,796	6,122	647	(326)	6,401	(605)
Acceptances and guarantees	277,073	184,717	79,354	92,356	236,807	40,266

Total liabilities	17,977,262	14,950,174	5,049,282	3,027,088	17,152,675	824,587

Net assets:
Capital stock	324,279	—	—	324,279	—	324,279
Capital surplus:	582,419	—	—	582,419	—	582,419
Capital reserve	250,619	—	—	250,619	—	250,619
Other Capital surplus	331,800	—	—	331,800	—	331,800
Retained earnings:	348,135	—	—	348,135	—	348,135
Revenue reserve	73,714	—	—	73,714	—	73,714
Other retained earnings	274,421	—	—	274,421	—	274,421
Total shareholders’ equity	1,254,834	—	—	1,254,834	—	1,254,834
Net unrealized gains on securities	326,389	—	—	326,389	—	326,389
Net deferred gains (losses) on hedging instruments	(7,695)	—	—	(7,695)	—	(7,695)
Land revaluation excess	(10,197)	—	—	(10,197)	—	(10,197)
Total valuation and translation adjustments	308,497	—	—	308,497	—	308,497

Total net assets	1,563,331	—	—	1,563,331	—	1,563,331

Total liabilities and net assets	19,540,594	—	—	19,540,594	—	19,540,594

Shareholder’s equity:
Capital stock	—	324,279	280,536	(324,279)	324,279	(324,279)
Capital surplus:	—	274,752	14,903	(274,752)	582,419	(582,419)
Capital reserve	—	274,752	14,903	(274,752)	582,419	(582,419)
Retained earnings:	—	312,193	45,191	(312,193)	260,964	(260,964)
Revenue reserve	—	49,526	24,187	(49,526)	73,714	(73,714)
Voluntary reserves	—	189,206	—	(189,206)	189,206	(189,206)
Unappropriated profit:	—	73,460	21,004	(73,460)	(1,955)	1,955
Net income	—	53,932	20,944	(53,932)	147,211	(147,211)
Land revaluation excess	—	(7,936)	(2,472)	7,936	(10,721)	10,721
Unrealized gains on securities available for sale	—	223,724	35,031	(223,724)	378,266	(378,266)

Total shareholder’s equity	—	1,127,012	373,189	(1,127,012)	1,535,208	(1,535,208)

Total liabilities and shareholder’s equity	—	16,077,187	5,422,472	(16,077,187)	18,687,883	(18,687,883)

Mitsubishi UFJ Trust and Banking Corporation

Non-Consolidated Statement of Operations

(in millions of yen)	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006
		ex-MTB (B)	(Reference) ex-UFJTB
Ordinary income:
Trust fees	58,729	31,475	23,946	27,254	92,221
Interest income:	172,407	111,096	20,507	61,311	274,139
(Interest on loans and discounts)	69,593	46,871	13,236	22,722	109,555
(Interest and dividends on securities)	86,173	47,375	6,699	38,798	129,996
Fees and commissions	75,906	44,614	36,305	31,291	126,163
Trading profits	10,417	120	270	10,296	363
Other business income	10,508	39,471	4,314	(28,962)	51,392
Other ordinary income	18,134	5,351	8,283	12,783	37,260

Total ordinary income	346,104	232,129	93,627	113,974	581,540

Ordinary expenses:
Interest expense:	52,306	45,810	5,988	6,495	94,531
(Interest on deposits)	30,494	25,867	1,793	4,627	57,721
Fees and commissions	12,681	5,488	6,898	7,193	16,372
Trading losses	122	6,154	—	(6,032)	5,558
Other business expenses	40,357	17,308	730	23,049	39,337
General and administrative expenses	104,806	76,132	37,092	28,673	184,496
Other ordinary expenses	8,576	17,959	16,794	(9,382)	24,662

Total ordinary expenses	218,851	168,854	67,503	49,997	364,959

Ordinary profit	127,252	63,275	26,124	63,977	216,581

Extraordinary gains	39,506	23,951	27,718	15,555	64,238
Extraordinary losses	3,115	431	7,334	2,683	20,347

Income before income taxes and others	163,644	86,794	46,508	76,849	260,472

Income taxes-current	247	(2,776)	(161)	3,023	(2,392)
Income taxes-deferred	50,815	35,638	25,725	15,176	115,653

Net income	112,581	53,932	20,944	58,648	147,211

Unappropriated retained earnings brought forward	—	20,600	—	—	20,600
Unappropriated retained earnings acquired resulting from the merger	—	—	—	—	21,004
Reversal of land revaluation excess	—	(1,072)	60	—	(762)
Interim dividends	—	—	—	—	190,010
Unappropriated retained earnings	—	73,460	21,004	—	(1,955)

2.	Statement of Trust Assets and Liabilities

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(in millions of yen)	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
		ex-MTB (B)	(Reference) ex-UFJTB
Assets:
Loans and bills discounted	336,706	283,196	111,636	53,510	350,037	(13,330)
Securities	11,419,249	6,122,576	3,990,613	5,296,673	10,620,125	799,124
Beneficiary rights to the trust	23,698,772	12,118,095	11,490,984	11,580,677	23,274,360	424,412
Securities held in custody accounts	7,818	1,572	11,083	6,246	12,376	(4,557)
Money claims	12,017,038	5,167,774	3,392,995	6,849,264	11,248,441	768,597
Premises and equipment	6,966,937	2,905,224	2,825,957	4,061,712	6,363,329	603,608
Surface rights	18,405	2,752	17,005	15,652	17,805	600
Real estate lease rights	60,693	—	—	60,693	—	60,693
Lease rights	—	31,182	13,735	(31,182)	52,094	(52,094)
Other claims	324,860	74,488	22,553	250,372	325,018	(157)
Call loans	71,431	70,292	14,389	1,138	67,315	4,116
Due from banking account	1,490,109	1,410,842	1,504,004	79,267	1,761,850	(271,740)
Cash and due from banks	598,069	181,573	140,224	416,496	553,718	44,351
Other	—	—	0	—	—	—

Total assets	57,010,093	28,369,570	23,535,183	28,640,522	54,646,471	2,363,622

Liabilities:
Money trusts	12,984,556	7,269,194	5,013,124	5,715,361	12,203,826	780,729
Pension trusts	36,514	65,895	8,927	(29,380)	43,858	(7,343)
Property formation benefit trusts	14,443	12,215	4,386	2,228	14,583	(139)
Loan trusts	499,794	428,800	391,416	70,994	653,459	(153,665)
Investment trusts	23,165,118	11,814,114	11,485,602	11,351,004	22,892,430	272,688
Money entrusted other than money trusts	103,910	133,679	57,056	(29,768)	112,746	(8,835)
Securities trusts	7,843	1,572	11,109	6,270	12,401	(4,558)
Money claim trusts	12,640,761	5,492,967	3,557,471	7,147,794	11,783,807	856,954
Equipment trusts	42,681	—	42,061	42,681	27,027	15,653
Land and fixtures trusts	113,809	90,419	31,416	23,389	118,056	(4,246)
Land leases trusts	—	—	261	—	265	(265)
Composite trusts	7,400,659	3,060,710	2,932,346	4,339,948	6,784,008	616,651
Other trusts	0	0	0	0	0	(0)

Total liabilities	57,010,093	28,369,570	23,535,183	28,640,522	54,646,471	2,363,622

Notes

1. Amount of joint trust assets under management of other companies:	as of September 30, 2005 31,281,542 million yen (MTB)
	as of September 30, 2005 14,268,816 million yen (UFJTB)
	as of March 31, 2006 51,330,780 million yen
	as of September 30, 2006 50,360,406 million yen

2.      Amount of joint trust assets under management of other companies on Notes 1 include master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Non-Consolidated including Trust Assets under Service-Shared Co-Trusteeship

(in millions of yen)	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005		Increase/ (Decrease) (A) - (B)	Fiscal year ended	Increase/ (Decrease) (A) - (C)
		ex-MTB (B)	(Reference) ex-UFJTB		March 31, 2006 (C)
Assets:
Loans and bills discounted	336,706	283,196	111,636	53,510	350,037	(13,330)
Securities	50,574,261	27,302,245	12,781,095	23,272,015	49,971,674	602,586
Beneficiary rights to the trust	24,703,361	13,244,334	11,490,984	11,459,027	24,690,554	12,807
Securities held in custody accounts	1,283,693	921,447	281,497	362,245	1,129,454	154,238
Money claims	12,191,998	5,250,495	3,438,767	6,941,503	11,398,024	793,974
Premises and equipment	6,966,937	2,905,224	2,825,957	4,061,712	6,363,329	603,608
Surface rights	18,405	2,752	17,005	15,652	17,805	600
Real estate lease rights	60,693	—	—	60,693	—	60,693
Lease rights	—	31,182	13,735	(31,182)	52,094	(52,094)
Other claims	2,631,922	1,253,897	294,145	1,378,025	2,333,082	298,840
Call loans	1,444,093	1,038,020	455,081	406,072	1,396,008	48,085
Due from banking account	1,796,436	1,690,774	1,613,299	105,661	2,428,889	(632,452)
Cash and due from banks	1,178,346	754,225	452,096	424,121	1,054,442	123,904
Other	—	—	0	—	—	—

Total assets	103,186,855	54,677,796	33,775,303	48,509,059	101,185,395	2,001,460

Liabilities:
Money trusts	29,239,062	19,431,293	7,964,440	9,807,768	29,699,587	(460,524)
Pension trusts	12,694,887	8,564,456	3,605,368	4,130,431	12,150,927	543,959
Property formation benefit trusts	14,443	12,215	4,386	2,228	14,583	(139)
Loan trusts	499,794	428,800	391,416	70,994	653,459	(153,665)
Investment trusts	23,165,118	11,814,114	11,485,602	11,351,004	22,892,430	272,688
Money entrusted other than money trusts	2,912,486	2,203,965	996,791	708,521	2,946,860	(34,373)
Securities trusts	1,679,542	1,159,025	289,186	520,517	1,560,549	118,993
Money claim trusts	12,640,761	5,492,967	3,557,471	7,147,794	11,783,807	856,954
Equipment trusts	42,681	—	42,061	42,681	27,027	15,653
Land and fixtures trusts	113,809	90,419	31,416	23,389	118,056	(4,246)
Land leases trusts	—	—	261	—	265	(265)
Composite trusts	20,184,267	5,480,537	5,406,897	14,703,729	19,337,839	846,427
Other trusts	0	0	0	0	0	(0)

Total liabilities	103,186,855	54,677,796	33,775,303	48,509,059	101,185,395	2,001,460

Mitsubishi UFJ Trust and Banking Corporation

Supplemental Data (Non-Consolidated) as of September 30, 2006

(1) Detailed information for designated money trusts and loan trusts which repayment of the principal to the customers is guaranteed, including trusts for which beneficiary interests are re-entrusted.

(a) Money trusts

(in millions of yen)
Assets:
Loans and bills discounted	178,203
Securities	522,916
Other	1,155,565

Total	1,856,686

Liabilities:
Principal	1,653,965
Allowance for bad debts	534
Other	202,186

Total	1,856,686

(b) Loan trusts

(in millions of yen)
Assets:
Loans and bills discounted	—
Securities	—
Other	502,838

Total	502,838

Liabilities:
Principal	498,179
Special internal reserves	3,393
Other	1,265

Total	502,838

(2) Comparison of major items

(The amounts presented as of September 30, 2005 are from Mitsubishi Trust and Banking Corporation.)

(in millions of yen)	Six months ended September 30, 2006 (A)	Six months ended September 30, 2005 (B)	Increase/ (Decrease) (A) - (B)	Fiscal year ended March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
Total funds	55,569,751	39,767,824	15,801,926	55,632,735	(62,984)
Deposits	11,381,458	9,955,942	1,425,516	11,889,329	(507,871)
Negotiable certificates of deposit	1,740,103	1,375,115	364,988	1,224,847	515,256
Money trusts	29,239,062	19,431,293	9,807,768	29,699,587	(460,524)
Pension trusts	12,694,887	8,564,456	4,130,431	12,150,927	543,959
Property formation benefit trusts	14,443	12,215	2,228	14,583	(139)
Loan trusts	499,794	428,800	70,994	653,459	(153,665)

Loans and bills discounted	10,582,971	8,615,146	1,967,824	10,741,432	(158,461)
Banking account	10,246,264	8,331,950	1,914,314	10,391,395	(145,131)
Trust account	336,706	283,196	53,510	350,037	(13,330)

Investment securities	57,410,055	31,926,182	25,483,872	55,762,765	1,647,289

Note:

Tables shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

3.	Financial Results

Mitsubishi UFJ Financial Group, Inc.

Consolidated Financial Results

(The amounts presented as of September 30, 2005 include amounts from Mitsubishi-Tokyo Financial Group, Inc. and UFJ Holdings, Inc.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits	1,794,776	1,696,432	98,344
(Gross profits before credit costs for trust accounts)	1,794,851	1,697,341	97,509
Net interest income	945,665	857,997	87,667
Trust fees	79,378	64,810	14,567
Credit costs for trust accounts (1)	(74)	(909)	835
Net fees and commissions	557,420	484,057	73,362
Net trading profits	133,827	80,807	53,019
Net other business income (expense)	78,484	208,758	(130,273)
Net gains on debt securities	(14,522)	51,270	(65,792)
General and administrative expenses	1,012,270	883,789	128,481
Amortization of Goodwill	4,476	—	4,476
Net business profits before credit costs for trust accounts, provision for general allowance for loan losses and amortization of goodwill	787,056	813,552	(26,496)
Net business profits before credit costs for trust accounts and provision for general allowance	782,580	813,552	(30,972)
Provision for general allowance for loan losses (2)	—	—	—
Net business profits*	782,506	812,643	(30,137)
Net non-recurring gains (losses)	(118,925)	(76,243)	(42,682)
Credit related costs (3)	(54,245)	(73,408)	19,163
Losses on loan write-offs	(67,662)	(72,897)	5,234
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	13,417	(511)	13,928
Net gains (losses) on equity securities	13,793	30,773	(16,979)
Gains on sales of equity securities	32,431	59,248	(26,817)
Losses on sales of equity securities	(821)	(19,166)	18,344
Losses on write down of equity securities	(17,816)	(9,308)	(8,507)
Profit from investments in affiliates	(39,584)	11,670	(51,255)
Other	(38,889)	(45,279)	6,389
Amortization of Goodwill	2,134	(6,163)	8,298

Ordinary profit	663,580	736,399	(72,819)

Net extraordinary gains (losses)	170,762	324,400	(153,637)
Gains on loans written-off (4)	78,765	61,742	17,023
Reversal of allowance for loan losses (5)	136,986	348,873	(211,886)
Losses on impairment of fixed assets	(6,266)	(32,929)	26,662
Income before income taxes and others	834,343	1,060,800	(226,456)
Income taxes-current	51,155	62,562	(11,407)
Income taxes-deferred	241,851	259,218	(17,366)
Minority interests	34,069	27,261	6,807

Net income	507,266	711,757	(204,490)

Note:

*  Net business profits = Banking subsidiaries’ Net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for loan losses - Amortization of Goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	82,667	274,555	(191,888)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	161,433	336,298	(174,864)
Number of consolidated subsidiaries	265	249	16
Number of affiliated companies accounted for under the equity method	44	47	(3)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

Combined Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited,

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits
(Gross profits before credit costs for trust accounts)	1,165,019	1,288,043	(123,023)
Net interest income	696,541	744,796	(48,255)
Trust fees	58,729	55,421	3,308
Credit costs for trust accounts (1)	(74)	(909)	835
Net fees and commissions	273,099	265,819	7,280
Net trading profits	70,883	25,606	45,276
Net other business income (expense)	65,764	196,398	(130,633)
Net gains on debt securities	(14,380)	52,623	(67,004)
General and administrative expenses	616,160	589,565	26,594
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	548,933	699,386	(150,452)
Provision for general allowance for loan losses (2)	—	—	—
Net business profits*	548,859	698,477	(149,617)
Net non-recurring gains (losses)	(63,256)	(130,400)	67,144
Credit related costs (3)	(38,893)	(60,839)	21,945
Losses on loan write-offs	(46,064)	(58,953)	12,889
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	7,170	(1,885)	9,056
Net gains (losses) on equity securities	4,777	25,240	(20,463)
Gains on sales of equity securities	25,000	48,232	(23,232)
Losses on sales of equity securities	(672)	(6,855)	6,183
Losses on write down of equity securities	(19,551)	(16,137)	(3,413)
Other	(29,139)	(94,802)	65,662

Ordinary profit (loss)	485,603	568,076	(82,473)

Net extraordinary gains (losses)	222,543	473,626	(251,083)
Gains on loans written-off (4)	74,559	55,043	19,516
Reversal of allowance for loan losses (5)	192,233	434,973	(242,740)
Losses on impairment of fixed assets	(6,246)	(9,726)	3,479
Income (loss) before income taxes and others	708,146	1,041,703	(333,556)
Income taxes-current	9,085	10,985	(1,900)
Income taxes-deferred	163,568	318,137	(154,569)

Net income (loss)	535,493	712,580	(177,086)

Note:

*       Net business profits = The 2 Banks’ non-consolidated Net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for loan losses - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	153,265	373,225	(219,959)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	227,825	428,269	(200,443)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Consolidated Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits	1,402,504	1,386,719	15,784
Net interest income	837,429	784,900	52,529
Trust fees	12,058	9,614	2,444
Net fees and commissions	394,820	357,952	36,867
Net trading profits	61,276	48,215	13,061
Net other business income (expense)	96,919	186,037	(89,117)
Net gains (losses) on debt securities	8,213	33,466	(25,252)
General and administrative expenses	789,718	718,527	71,191
Amortization of Goodwill	531	—	531
Net business profits before provision for general allowance for loan losses and amortization of goodwill	613,317	668,191	(54,874)
Net business profits before provision for general allowance for loan losses	612,785	668,191	(55,406)
Provision for general allowance for loan losses (1)	—	—	—
Net business profits*	612,785	668,191	(55,406)
Net non-recurring gains (losses)	(77,901)	(50,377)	(27,523)
Credit related costs (2)	(64,059)	(44,284)	(19,774)
Losses on loan write-offs	(67,291)	(53,659)	(13,632)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	3,232	9,374	(6,141)
Net gains on equity securities	9,439	26,898	(17,459)
Gains on sales of equity securities	22,415	50,102	(27,686)
Losses on sales of equity securities	(344)	(16,350)	16,005
Losses on write-down of equity securities	(12,631)	(6,853)	(5,777)
Profit from investments in affiliates	5,622	5,235	387
Other	(28,904)	(38,226)	9,322
Amortization of Goodwill	—	(6,410)	6,410

Ordinary profit	534,884	617,814	(82,930)

Net extraordinary gains (losses)	135,054	325,247	(190,193)
Gains on loans written-off (3)	72,201	55,055	17,146
Reversal of allowance for loan losses (4)	104,794	306,130	(201,335)
Losses on impairment of fixed assets	(4,086)	(8,970)	4,884
Income before income taxes and others	669,938	943,062	(273,123)
Income taxes-current	32,843	56,562	(23,718)
Income taxes-deferred	184,223	237,091	(52,868)
Minority interests	21,722	19,325	2,396

Net income	431,149	630,082	(198,932)

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi UFJ + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for loan losses - Amortization of goodwill - Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	40,735	261,845	(221,110)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	112,936	316,900	(203,963)
Number of consolidated subsidiaries	193	181	12
Number of affiliated companies accounted for under the equity method	46	43	3

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Non-consolidated Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits	942,510	1,064,293	(121,782)
Domestic gross profits	665,310	721,854	(56,544)
Net interest income	483,093	539,141	(56,047)
Net fees and commissions	164,168	152,382	11,786
Net trading profits	4,758	1,406	3,352
Net other business income	13,289	28,924	(15,635)
Net gains (losses) on debt securities	13,856	16,251	(2,394)
Non-domestic gross profits	277,200	342,439	(65,238)
Net interest income	93,338	125,844	(32,505)
Net fees and commissions	45,706	44,903	802
Net trading profits	55,830	29,963	25,866
Net other business income (expense)	82,324	141,726	(59,401)
Net gains (losses) on debt securities	(5,965)	18,795	(24,761)
General and administrative expenses	516,379	484,628	31,751
Personnel expenses	177,673	168,475	9,198
Non-personnel expenses	310,847	287,790	23,056
Taxes	27,858	28,362	(504)
Net business profits before provision for general allowance for loan losses	426,131	579,665	(153,534)
Provision for general allowance for loan losses (1)	—	—	—
Net business profits	426,131	579,665	(153,534)
Net non-recurring gains (losses)	(67,780)	(100,988)	33,207
Credit related costs (2)	(48,754)	(32,412)	(16,341)
Losses on loan write-offs	(45,740)	(39,799)	(5,941)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(3,014)	7,386	(10,400)
Net gains (losses) on equity securities	2,261	22,132	(19,870)
Gains on sales of equity securities	18,131	40,311	(22,179)
Losses on sales of equity securities	(395)	(5,258)	4,863
Losses on write-down of equity securities	(15,474)	(12,919)	(2,554)
Others	(21,287)	(90,708)	69,420

Ordinary profit	358,350	478,677	(120,326)

Net extraordinary gains (losses)	186,151	429,722	(243,571)
Gains on loans written-off (3)	68,070	48,410	19,660
Reversal of allowance for loan losses (4)	159,505	392,630	(233,125)
Losses on impairment of fixed assets	(4,082)	(8,919)	4,837
Income before income taxes	544,502	908,399	(363,897)
Income taxes-current	8,837	13,922	(5,084)
Income taxes-deferred	112,752	256,773	(144,020)

Net income	422,912	637,703	(214,791)

Total credit costs (1)+(2)+(4)	110,751	360,218	(249,466)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	178,821	408,628	(229,806)

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Consolidated Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits	251,420	236,990	14,429
(Gross profits before credit costs for trust accounts)	251,494	237,899	13,594
Trust fees	67,443	55,421	12,022
Trust fees before credit costs for trust accounts	67,517	56,330	11,187
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	8,592	21,249	(12,657)
Other trust fees	58,925	35,081	23,844
Credit costs for trust accounts (1)	(74)	(909)	835
Net interest income	121,091	81,330	39,761
Net fees and commissions	81,354	79,494	1,859
Net trading profits (losses)	11,504	(4,640)	16,145
Net other business income (expenses)	(29,973)	25,386	(55,359)
Net gains (losses) on debt securities	(22,271)	17,576	(39,848)
General and administrative expenses	122,348	113,904	8,443
Amortization of Goodwill	—	—	—
Net business profits before credit costs for trust accounts, provision for general allowance for loan losses and amortization of goodwill	129,146	123,995	5,151
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses *	129,146	123,995	5,151
Provision for general allowance for loan losses (2)	—	—	—
Net business profits**	129,072	123,086	5,986
Net non-recurring gains (losses)	8,602	(30,071)	38,673
Credit related costs (3)	9,817	(29,124)	38,941
Losses on loan write-offs	(366)	(19,238)	18,871
Provision for specific allowance for loan losses	—	—	—
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	10,184	(9,885)	20,070
Net gains on equity securities	3,481	5,220	(1,738)
Gains on sales of equity securities	6,869	10,456	(3,587)
Losses on sales of equity securities	(276)	(2,895)	2,618
Losses on write down of equity securities	(3,110)	(2,339)	(770)
Profit from investments in affiliates	1,406	(162)	1,569
Others	(6,104)	(6,004)	(99)

Ordinary profit	137,674	93,014	44,659

Net extraordinary gains	36,020	24,805	11,214
Reversal of allowance for loan losses (4)	32,114	42,829	(10,715)
Gains on loans written-off (5)	6,563	6,687	(124)
Losses on impairment of fixed assets	(2,165)	(21,388)	19,223
Income before income taxes and others	173,694	117,820	55,874
Income taxes-current	2,895	239	2,656
Income taxes-deferred	50,567	50,084	483
Minority interests	910	714	196

Net income	119,320	66,782	52,538

Notes:

*       Net business profits before credit costs for trust accounts and provision for general allowance for loan losses

= Consolidated net business profits + credit costs for trust accounts + provision for general allowance for loan losses

**     Net business profits = Net business profits of Mitsubishi UFJ Trust and Banking Corporation + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for loan losses - amortization of goodwill - inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(3)+(4)	41,858	12,796	29,061
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	48,421	19,484	28,937
Number of consolidated subsidiaries	22	25	(3)
Number of affiliated companies accounted for under the equity method	8	9	(1)

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation

Non-consolidated Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006 (A)	September 30, 2005 (B)
Gross profits	222,508	223,749	(1,240)
(Gross profits before credit costs for trust accounts)*	222,582	224,658	(2,075)
Domestic gross profits	222,888	209,313	13,574
Trust fees	58,729	55,421	3,308
Trust fees before credit costs for trust accounts*	58,803	56,330	2,473
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)*	8,592	21,249	(12,657)
Other trust fees	50,211	35,081	15,130
Credit costs for trust accounts** (1)	(74)	(909)	835
Net interest income	105,785	65,145	40,640
Net fees and commissions	63,341	69,655	(6,313)
Net trading profits (losses)	16,255	(2,586)	18,842
Net other business income (expenses)	(21,224)	21,678	(42,903)
Net gains (losses) on debt securities	(17,529)	12,108	(29,637)
Non-domestic gross profits	(379)	14,435	(14,815)
Net interest income	14,322	14,665	(342)
Net fees and commissions	(116)	(1,122)	1,005
Net trading profits (losses)	(5,961)	(3,176)	(2,784)
Net other business income (expenses)	(8,624)	4,068	(12,693)
Net gains (losses) on debt securities	(4,742)	5,467	(10,210)
General and administrative expenses	99,780	104,937	(5,156)
Personnel expenses	32,817	36,895	(4,078)
Non-personnel expenses	62,016	62,307	(290)
Taxes	4,945	5,733	(788)
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses*	122,802	119,721	3,081
Provision for general allowance for loan losses (2)	—	—	—
Net business profits	122,728	118,812	3,916
Net non-recurring gains (losses)	4,524	(29,412)	33,937
Credit related costs (3)	9,860	(28,426)	38,287
Losses on loan write-offs	(323)	(19,154)	18,830
Provision for specific allowance for loan losses	—	—	—
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	10,184	(9,272)	19,456
Net gains on equity securities	2,515	3,107	(592)
Gains on sales of equity securities	6,868	7,921	(1,052)
Losses on sales of equity securities	(276)	(1,596)	1,319
Losses on write down of equity securities	(4,076)	(3,217)	(859)
Others	(7,852)	(4,093)	(3,758)

Ordinary profit	127,252	89,399	37,853

Net extraordinary gains	36,391	43,904	(7,512)
Reversal of allowance for loan losses (4)	32,727	42,343	(9,615)
Gains on loans written-off (5)	6,489	6,633	(144)
Losses on impairment of fixed assets	(2,164)	(806)	(1,357)
Income before income taxes and others	163,644	133,303	30,340
Income taxes-current	247	(2,937)	3,184
Income taxes-deferred	50,815	61,363	(10,548)

Net income	112,581	74,876	37,704

Notes:
* Amounts before credit costs for loans in trusts with contracts for compensating the principal ** Credit costs for loans in trusts with contracts for compensating the principal

Total credit costs (1)+(2)+(3)+(4)	42,514	13,007	29,507

Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	49,003	19,641	29,362

4.	Average Interest Rate Spread

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 are weighted average of amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(percentage per annum)
	Six months ended September 30,		Increase/ (Decrease) (A) - (B)
	2006(A)	2005(B)
Total average interest rate on interest-earning assets (a)	1.88	1.61	0.27
Average interest rate on Loans and bills discounted	1.96	1.76	0.20
Average interest rate on Investment securities	1.30	1.16	0.13

Total average interest rate on interest-bearing liabilities (b) <including General and administrative expenses>	1.75	1.23	0.52

Average interest rate on Deposits and NCD	0.57	0.34	0.23
Average interest rate on other liabilities	1.76	0.66	1.09

Total average interest rate spread (a)-(b)	0.12	0.37	(0.24)

(domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.07	1.14	(0.06)
Average interest rate on Loans and bills discounted	1.44	1.49	(0.05)
Average interest rate on Investment securities	0.69	0.64	0.04

Total average interest rate on interest-bearing liabilities (b) <including General and administrative expenses>	0.87	0.75	0.12

Average interest rate on Deposits and NCD	0.06	0.02	0.03
Average interest rate on other liabilities	0.44	0.16	0.28

Total average interest rate spread (a)-(b)	0.20	0.39	(0.19)

The Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 are weighted average of amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(percentage per annum)
	Six months ended September 30,		Increase/ (Decrease) (A) - (B)
	2006(A)	2005(B)
Total average interest rate on interest-earning assets (a)	2.04	1.34	0.70
Average interest rate on Loans and bills discounted	1.32	1.08	0.24
Average interest rate on Investment securities	3.26	1.57	1.68

Total average interest rate on interest-bearing liabilities (b)	0.62	0.52	0.09

Average interest rate on Deposits and NCD	0.56	0.41	0.15

Total average interest rate spread (a)-(b)	1.41	0.81	0.60

(domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.58	0.91	0.67
Average interest rate on Loans and bills discounted	1.15	0.99	0.15
Average interest rate on Investment securities	2.97	0.93	2.04

Total average interest rate on interest-bearing liabilities (b)	0.16	0.14	0.01

Average interest rate on Deposits and NCD	0.16	0.11	0.04

Total average interest rate spread (a)-(b)	1.42	0.76	0.65

5.	Derivative Transactions: Notional Principal, Market Value and Valuation Gains (Losses)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries

Information is posted on EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of September 30, 2006
	Notional principal	Market value
Interest rate futures	3,796.6	3.0
Interest rate swaps	35,884.8	75.0
Currency swaps, etc.	6,638.1	(143.6)
Other transactions (related to interest rate)	270.8	0.2

Total		(65.3)

Note :	Derivatives which are accounted for an accrual basis based on “Accounting standards for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2006
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	15,323.4	13,275.3	1,424.4	30,023.3
Receive-floater / pay-fix	1,875.1	2,584.9	1,371.5	5,831.5
Receive-floater / pay-floater	—	10.0	20.0	30.0

Total	17,198.6	15,870.2	2,816.0	35,884.8

2. Deferred gains (losses) <before tax effect adjustment>

	(in billions of yen)
	As of September 30, 2006
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) - (B)
Interest rate futures	6.9	12.3	(5.3)
Interest rate swaps	201.9	291.7	(89.7)
Currency swaps, etc.	141.8	136.6	5.2
Other transactions (related to interest rate)	—	0.7	(0.7)

Total	350.8	441.4	(90.6)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2006 are included in the above table.

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries

Information is posted on EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of September 30, 2006
	Notional principal	Market value
Interest rate futures	—	—
Interest rate swaps	6,092.7	(18.8)
Currency swaps etc.	714.6	(12.4)
Other transactions (related to interest rate)	—	—
Other transactions ( not related to interest rate)	—	—

Total		(31.3)

Note :	Derivatives which are accounted for on an accrual basis based on “Accounting standards for financial instruments” are not included in the table above.

remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2006
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	1,108.8	3,734.2	127.0	4,970.1
Receive-floater / pay-fix	187.3	633.4	301.7	1,122.5

Total	1,296.2	4,367.7	428.7	6,092.7

2. Deferred gains (losses) <before tax effect adjustment>

	(in billions of yen)
	As of September 30, 2006
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) - (B)
Interest rate futures	—	—	—
Interest rate swaps	26.1	39.0	(12.9)
Currency swaps etc.	0.2	0.2	(0.0)
Other transactions (related to interest rate)	—	0.0	(0.0)
Other transactions ( not related to interest rate)	—	—	—

Total	26.3	39.3	(12.9)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2006 are included in the above table.

6.	Fair Value information on Securities

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from Mitsubishi-Tokyo Financial Group, Inc.)

	(in millions of yen)
	As of September 30, 2006					As of September 30, 2005			As of March 31, 2006
	Net unrealized gains (loses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities held to maturity	2,790	(10,040)	17,347	9,775	6,984	12,831	13,473	641	(14,556)	3,662	18,219
Securities available for sale	2,666,813	1,078,974	(286,424)	2,995,920	329,106	1,587,839	1,711,076	123,236	2,953,237	3,339,726	386,488
Domestic equity securities	2,582,116	1,109,642	(398,686)	2,686,564	104,447	1,472,474	1,510,933	38,458	2,980,802	2,996,101	15,298
Domestic bonds	(71,005)	(61,318)	139,136	29,483	100,489	(9,687)	17,460	27,148	(210,142)	7,277	217,419
Other	155,702	30,650	(26,874)	279,872	124,169	125,052	182,682	57,630	182,577	336,347	153,769
Total	2,669,604	1,068,933	(269,076)	3,005,695	336,091	1,600,670	1,724,549	123,878	2,938,680	3,343,388	404,707
Domestic equity securities	2,582,116	1,109,642	(398,686)	2,686,564	104,447	1,472,474	1,510,933	38,458	2,980,802	2,996,101	15,298
Domestic bonds	(68,515)	(70,138)	156,382	38,173	106,689	1,622	29,225	27,602	(224,898)	9,343	234,241
Other	156,003	29,429	(26,773)	280,957	124,954	126,573	184,390	57,817	182,776	337,943	155,166

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	As of September 30, 2006					As of September 30, 2005			As of March 31, 2006
	Net unrealized gains (loses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities held to maturity	(5,426)	(14,056)	9,414	1,477	6,903	8,629	9,084	454	(14,840)	1,560	16,400
Securities available for sale	1,798,330	574,736	(208,260)	2,092,758	294,427	1,223,593	1,327,112	103,518	2,006,590	2,346,885	340,294
Domestic equity securities	1,726,046	567,686	(310,853)	1,828,826	102,780	1,158,359	1,185,723	27,363	2,036,900	2,061,941	25,041
Domestic bonds	(88,305)	(72,217)	98,728	8,307	96,613	(16,087)	7,447	23,535	(187,034)	4,288	191,322
Other	160,589	79,267	3,864	255,624	95,034	81,321	133,940	52,618	156,724	280,655	123,930
Total	1,792,903	560,680	(198,846)	2,094,235	301,331	1,232,223	1,336,197	103,973	1,991,750	2,348,445	356,694
Domestic equity securities	1,726,046	567,686	(310,853)	1,828,826	102,780	1,158,359	1,185,723	27,363	2,036,900	2,061,941	25,041
Domestic bonds	(94,032)	(85,042)	108,115	8,767	102,799	(8,989)	15,001	23,990	(202,147)	4,373	206,521
Other	160,889	78,036	3,891	256,641	95,751	82,853	135,472	52,618	156,997	282,129	125,131

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	As of September 30, 2006					As of September 30, 2005			As of March 31, 2006
	Net unrealized gains (loses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities held to maturity	(4,021)	(11,202)	9,102	471	4,493	7,181	7,635	454	(13,123)	19	13,143
Equity of subsidiaries and affiliates	817,111	287,733	(463,364)	820,113	3,001	529,378	529,378	—	1,280,475	1,280,475	—
Securities available for sale	1,798,496	573,589	(189,701)	2,062,546	264,050	1,224,906	1,314,978	90,072	1,988,198	2,303,375	315,177
Domestic equity securities	1,703,483	552,040	(298,093)	1,805,023	101,539	1,151,443	1,178,697	27,254	2,001,576	2,026,169	24,593
Domestic bonds	(86,246)	(70,158)	96,511	8,009	94,255	(16,087)	7,447	23,535	(182,757)	4,188	186,946
Other	181,259	91,708	11,880	249,514	68,254	89,551	128,833	39,282	169,378	273,017	103,638
Total	2,611,586	850,120	(643,963)	2,883,131	271,545	1,761,466	1,851,993	90,526	3,255,549	3,583,870	328,321
Domestic equity securities	2,066,812	904,192	(664,859)	2,169,922	103,109	1,162,620	1,189,874	27,254	2,731,672	2,756,265	24,593
Domestic bonds	(90,242)	(81,252)	105,617	8,469	98,711	(8,989)	15,001	23,990	(195,859)	4,208	200,068
Other	635,015	27,180	(84,720)	704,739	69,723	607,835	647,117	39,282	719,736	823,396	103,659

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Mitsubishi Trust and Banking Corporation.)

	(in millions of yen)
	As of September 30, 2006					As of September 30, 2005			As of March 31, 2006
	Net unrealized gains (losses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities held to maturity	8,222	4,021	7,896	8,278	55	4,201	4,388	187	325	2,101	1,775
Securities available for sale	551,069	173,186	(87,477)	581,751	30,682	377,882	396,578	18,695	638,546	682,723	44,177
Domestic equity securities	520,920	193,249	(97,774)	537,272	16,352	327,670	337,835	10,164	618,694	623,079	4,385
Domestic bonds	18,783	12,344	41,567	21,584	2,800	6,439	10,012	3,573	(22,784)	3,921	26,705
Other	11,365	(32,407)	(31,270)	22,894	11,529	43,772	48,730	4,957	42,635	55,722	13,086
Total	559,291	177,207	(79,580)	590,030	30,738	382,084	400,967	18,882	638,872	684,825	45,953
Domestic equity securities	520,920	193,249	(97,774)	537,272	16,352	327,670	337,835	10,164	618,694	623,079	4,385
Domestic bonds	26,997	16,346	49,407	29,799	2,802	10,650	14,223	3,573	(22,410)	5,901	28,311
Other	11,374	(32,388)	(31,213)	22,957	11,583	43,762	48,907	5,144	42,587	55,844	13,256

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Mitsubishi Trust and Banking Corporation.)

	(in millions of yen)
	As of September 30, 2006					As of September 30, 2005			As of March 31, 2006
	Net unrealized gains (losses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities held to maturity	8,212	4,001	7,838	8,214	1	4,211	4,211	—	374	1,980	1,605
Securities available for sale	547,467	172,188	(87,614)	578,112	30,644	375,278	393,974	18,695	635,081	679,214	44,132
Domestic equity securities	517,430	192,363	(97,763)	533,772	16,342	325,066	335,231	10,164	615,194	619,579	4,385
Domestic bonds	18,670	12,230	41,418	21,444	2,774	6,439	10,012	3,573	(22,748)	3,912	26,661
Other	11,366	(32,405)	(31,269)	22,894	11,527	43,772	48,730	4,957	42,636	55,722	13,086
Total	555,680	176,190	(79,775)	586,326	30,646	379,490	398,185	18,695	635,456	681,194	45,738
Domestic equity securities	517,430	192,363	(97,763)	533,772	16,342	325,066	335,231	10,164	615,194	619,579	4,385
Domestic bonds	26,882	16,232	49,257	29,659	2,776	10,650	14,223	3,573	(22,374)	5,892	28,267
Other	11,366	(32,405)	(31,269)	22,894	11,527	43,772	48,730	4,957	42,636	55,722	13,086

Fair Value information for securities in trusts with contracts for compensating the principal

Money Trusts

(1) Fair Value of Securities

(in millions of yen)
September 30, 2006
Book Value	Fair Value	Net unrealized gains
522,916	526,372	3,455

(2) Net unrealized gains of Derivative Transactions : 2,519 millions of yen

Loan Trusts

(1) Fair Value of Securities

N/A

(2) Net unrealized gains of Derivative Transactions : N/A

7.	Return on Equity

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from Mitsubishi-Tokyo Financial Group, Inc.)

	(%)
	Six months ended September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Six months ended September 30, 2005 (B)
ROE *	17.79	2.14	15.64

Note: * ROE is computed as follows:

[For six months ended September 30, 2006]

{(Net income for six months) × 2 - Equivalent of annual dividends on nonconvertible preferred stock}	× 100
{(Shareholders’ equity at beginning of period - Number of nonconvertible preferred stock at beginning of period × Issue price + Foreign currency translation adjustments at beginning of period) + (Shareholders’ equity at end of period - Number of nonconvertible preferred stock at end of period × Issue price + Foreign currency translation adjustments at end of period)} / 2

[For six months ended September 30, 2005]
{(Net income for six months) × 2 - Equivalent of annual dividends on nonconvertible preferred stock}	× 100

{(Net assets at beginning of period - Number of nonconvertible preferred stock at beginning of period × Issue price - Revaluation reserve for land, net of taxes at beginning of period - Net unrealized gains (losses) on securities available for sale, net of taxes at beginning of period) + (Net assets at end of period - Number of nonconvertible preferred stock at end of period × Issue price - Revaluation reserve for land, net of taxes at end of period - Net unrealized gains (losses) on securities available for sale, net of taxes at end of period)} / 2

8.	Risk-Adjusted Capital Ratio Based on the BIS Standards

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from Mitsubishi-Tokyo Financial Group, Inc.)

			(in billions of yen)
			As of September 30, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
(1)		Risk-adjusted capital ratio	11.95%	(0.05)%	(0.24)%	12.01%	12.20%
		Tier 1 ratio	6.82%	(0.90)%	0.02%	7.72%	6.80%
(2)		Tier 1 capital	7,682.1	3,035.1	180.4	4,646.9	7,501.6
(3)		Qualified Tier 2 capital	6,076.2	2,577.2	(217.5)	3,498.9	6,293.7
	i)	The amount of unrealized gains on investment securities	1,209.5	485.9	(133.6)	723.6	1,343.1
	ii)	The amount of land revaluation excess	161.4	34.5	(0.6)	126.9	162.1
	iii)	Subordinate debts	3,827.1	1,550.3	40.4	2,276.8	3,786.6
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	296.2	(626.3)	(38.7)	922.5	334.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	13,462.0	6,238.7	1.6	7,223.3	13,460.3
(7)		Risk-adjusted assets	112,567.5	52,427.1	2,274.8	60,140.3	110,292.6

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Bank of Tokyo-Mitsubishi, Ltd.)

			(in billions of yen)
			As of September 30, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
(1)		Risk-adjusted capital ratio	12.15%	0.97%	(0.32)%	11.17%	12.48%
		Tier 1 ratio	6.97%	1.21%	(0.08)%	5.75%	7.05%
(2)		Tier 1 capital	6,814.9	3,998.6	79.6	2,816.2	6,735.3
(3)		Qualified Tier 2 capital	5,212.7	2,521.0	(119.9)	2,691.7	5,332.7
	i)	The amount of unrealized gains on investment securities	812.6	257.2	(97.6)	555.3	910.2
	ii)	The amount of land revaluation excess	200.6	73.2	(1.0)	127.3	201.6
	iii)	Subordinate debts	3,396.9	1,598.5	88.1	1,798.3	3,308.8
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	148.0	108.7	1.4	39.3	146.6
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,879.6	6,410.9	(41.7)	5,468.7	11,921.4
(7)		Risk-adjusted assets	97,760.1	48,812.3	2,239.4	48,947.7	95,520.6

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Bank of Tokyo-Mitsubishi, Ltd.)

			(in billions of yen)
			As of September 30, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
(1)		Risk-adjusted capital ratio	12.91%	1.43%	(0.37)%	11.47%	13.28%
		Tier 1 ratio	7.43%	1.60%	(0.03)%	5.82%	7.47%
(2)		Tier 1 capital	6,382.8	3,911.6	100.6	2,471.2	6,282.1
(3)		Qualified Tier 2 capital	4,842.6	2,442.9	(184.9)	2,399.7	5,027.6
	i)	The amount of unrealized gains on investment securities	815.0	259.5	(86.3)	555.4	901.3
	ii)	The amount of land revaluation excess	200.6	73.2	(1.0)	127.3	201.7
	iii)	Subordinate debts	3,250.1	1,496.0	8.6	1,754.1	3,241.5
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	138.7	133.8	(0.2)	4.9	138.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,086.7	6,220.6	(84.0)	4,866.0	11,170.7
(7)		Risk-adjusted assets	85,860.6	43,454.5	1,792.9	42,406.1	84,067.7

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Mitsubishi Trust and Banking Corporation.)

			(in billions of yen)
			As of September 30, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
(1)		Risk-adjusted capital ratio	14.89%	3.69%	1.83%	11.20%	13.05%
		Tier 1 ratio	9.31%	2.04%	0.51%	7.26%	8.80%
(2)		Tier 1 capital	1,247.3	505.7	56.0	741.6	1,191.3
(3)		Qualified Tier 2 capital	771.5	58.0	(103.5)	713.4	875.0
	i)	The amount of unrealized gains on investment securities	249.6	78.6	(39.2)	170.9	288.8
	ii)	The amount of land revaluation excess	(1.3)	(1.3)	(0.1)	(0.0)	(1.1)
	iii)	Subordinate debts	447.9	(32.6)	(50.0)	480.5	497.9
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	23.9	(287.7)	(275.4)	311.7	299.3
(6)		Net qualifying capital (2)+(3)+(4)-(5)	1,994.8	851.5	227.9	1,143.3	1,766.9
(7)		Risk-adjusted assets	13,394.3	3,188.7	(139.5)	10,205.6	13,533.9

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 are amounts from The Mitsubishi Trust and Banking Corporation.)

			(in billions of yen)
			As of September 30, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
(1)		Risk-adjusted capital ratio	14.43%	3.34%	1.78%	11.09%	12.65%
		Tier 1 ratio	8.83%	1.72%	0.43%	7.11%	8.40%
(2)		Tier 1 capital	1,190.9	469.9	48.8	720.9	1,142.1
(3)		Qualified Tier 2 capital	768.9	57.4	(103.9)	711.4	872.8
	i)	The amount of unrealized gains on investment securities	247.6	77.8	(39.3)	169.7	287.0
	ii)	The amount of land revaluation excess	(1.9)	(1.1)	(0.0)	(0.8)	(1.9)
	iii)	Subordinate debts	447.9	(32.6)	(50.0)	480.5	497.9
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	14.7	(293.2)	(280.0)	307.9	294.7
(6)		Net qualifying capital (2)+(3)+(4)-(5)	1,945.1	820.7	224.9	1,124.4	1,720.2
(7)		Risk-adjusted assets	13,473.3	3,339.4	(121.0)	10,133.8	13,594.3

II. Loan Portfolio and Other

1.	Risk-Monitored Loans

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from Mitsubishi-Tokyo Financial Group, Inc. and UFJ Holdings, Inc.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	52,401	3,216	(6,002)	49,185	58,404
Loans past due	686,209	(646,711)	(213,969)	1,332,921	900,179
Accruing loans contractually past due 3 months or more	20,370	1,023	(2,486)	19,346	22,856
Restructured loans	739,278	(266,874)	(260,218)	1,006,152	999,497

Total	1,498,260	(909,346)	(482,676)	2,407,607	1,980,937

Written-off	978,581	(232,935)	(172,194)	1,211,516	1,150,775

Total loans and bills discounted	85,671,181	1,454,410	(91,925)	84,216,770	85,763,106

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.06%	0.00%	(0.00)%	0.05%	0.06%
Loans past due	0.80%	(0.78)%	(0.24)%	1.58%	1.04%
Accruing loans contractually past due 3 months or more	0.02%	0.00%	(0.00)%	0.02%	0.02%
Restructured loans	0.86%	(0.33)%	(0.30)%	1.19%	1.16%

Total	1.74%	(1.10)%	(0.56)%	2.85%	2.30%

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined including Trust Accounts)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	42,392	(4,918)	(3,477)	47,310	45,869
Loans past due	546,892	(745,075)	(219,464)	1,291,968	766,357
Accruing loans contractually past due 3 months or more	18,065	(943)	(4,697)	19,009	22,763
Restructured loans	639,220	(366,208)	(262,421)	1,005,428	901,642

Total	1,246,571	(1,117,145)	(490,061)	2,363,717	1,736,632

Written-off	766,790	(309,882)	(134,840)	1,076,673	901,630

Total loans and bills discounted	79,963,340	(1,085,174)	(204,660)	81,048,515	80,168,001

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.05%	(0.00)%	(0.00)%	0.05%	0.05%
Loans past due	0.68%	(0.91)%	(0.27)%	1.59%	0.95%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.79%	(0.44)%	(0.32)%	1.24%	1.12%

Total	1.55%	(1.35)%	(0.60)%	2.91%	2.16%

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	49,730	1,858	(221)	47,871	49,951
Loans past due	639,675	(579,398)	(184,662)	1,219,073	824,338
Accruing loans contractually past due 3 months or more	17,866	148	(3,363)	17,717	21,229
Restructured loans	637,087	(334,044)	(241,669)	971,131	878,757

Total	1,344,359	(911,434)	(429,918)	2,255,793	1,774,277

Written-off	842,227	(248,165)	(130,475)	1,090,392	972,703

Total loans and bills discounted	76,337,877	1,044,699	58,180	75,293,177	76,279,697

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.06%	0.00%	(0.00)%	0.06%	0.06%
Loans past due	0.83%	(0.78)%	(0.24)%	1.61%	1.08%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.83%	(0.45)%	(0.31)%	1.28%	1.15%

Total	1.76%	(1.23)%	(0.56)%	2.99%	2.32%

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	39,781	1,121	742	38,659	39,038
Loans past due	500,684	(615,323)	(190,709)	1,116,008	691,394
Accruing loans contractually past due 3 months or more	16,906	382	(4,192)	16,524	21,099
Restructured loans	535,770	(345,956)	(243,931)	881,726	779,702

Total	1,093,143	(959,775)	(438,091)	2,052,919	1,531,234

Written-off	631,226	(203,206)	(93,161)	834,433	724,388

Total loans and bills discounted	69,538,871	(87,609)	(48,324)	69,626,480	69,587,196

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.05%	0.00%	0.00%	0.05%	0.05%
Loans past due	0.72%	(0.88)%	(0.27)%	1.60%	0.99%
Accruing loans contractually past due 3 months or more	0.02%	0.00%	(0.00)%	0.02%	0.03%
Restructured loans	0.77%	(0.49)%	(0.35)%	1.26%	1.12%

Total	1.57%	(1.37)%	(0.62)%	2.94%	2.20%

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	2,583	(6,039)	(4,257)	8,623	6,841
Loans past due	46,534	(129,977)	(28,841)	176,512	75,376
Accruing loans contractually past due 3 months or more	1,062	(1,272)	(564)	2,334	1,626
Restructured loans	102,191	(20,998)	(18,548)	123,189	120,739

Total	152,372	(158,288)	(52,213)	310,660	204,585

Written-off	136,353	(108,845)	(41,718)	245,199	178,072
Total loans and bills discounted	10,185,808	(969,144)	(139,493)	11,154,953	10,325,302

(% to total loans)
Loans to bankrupt borrowers	0.02%	(0.05)%	(0.04)%	0.07%	0.06%
Loans past due	0.45%	(1.12)%	(0.27)%	1.58%	0.73%
Accruing loans contractually past due 3 months or more	0.01%	(0.01)%	(0.00)%	0.02%	0.01%
Restructured loans	1.00%	(0.10)%	(0.16)%	1.10%	1.16%

Total	1.49%	(1.28)%	(0.48)%	2.78%	1.98%

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	2,525	(6,010)	(4,253)	8,536	6,779
Loans past due	46,157	(129,798)	(28,748)	175,955	74,906
Accruing loans contractually past due 3 months or more	1,062	(1,272)	(564)	2,334	1,626
Restructured loans	102,191	(20,218)	(18,548)	122,410	120,739
Total	151,936	(157,300)	(52,115)	309,237	204,052
Written-off	135,563	(106,676)	(41,679)	242,239	177,242

Total loans and bills discounted	10,246,264	(946,850)	(145,131)	11,193,115	10,391,395

(% to total loans)
Loans to bankrupt borrowers	0.02%	(0.05)%	(0.04)%	0.07%	0.06%
Loans past due	0.45%	(1.12)%	(0.27)%	1.57%	0.72%
Accruing loans contractually past due 3 months or more	0.01%	(0.01)%	(0.00)%	0.02%	0.01%
Restructured loans	0.99%	(0.09)%	(0.16)%	1.09%	1.16%

Total	1.48%	(1.27)%	(0.48)%	2.76%	1.96%

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Loans to bankrupt borrowers	85	(28)	33	113	51
Loans past due	50	46	(6)	4	56
Accruing loans contractually past due 3 months or more	96	(53)	59	150	37
Restructured loans	1,258	(33)	58	1,291	1,199
Total	1,491	(69)	145	1,560	1,346

Total loans and bills discounted	178,203	(50,715)	(11,205)	228,919	189,409

(% to total loans)
Loans to bankrupt borrowers	0.04%	(0.00)%	0.02%	0.04%	0.02%
Loans past due	0.02%	0.02%	(0.00)%	0.00%	0.02%
Accruing loans contractually past due 3 months or more	0.05%	(0.01)%	0.03%	0.06%	0.01%
Restructured loans	0.70%	0.14%	0.07%	0.56%	0.63%

Total	0.83%	0.15%	0.12%	0.68%	0.71%

2.	Classification of Risk-Monitored Loans

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from Mitsubishi-Tokyo Financial Group, Inc.(Consolidated), UFJ bank Limited, UFJ Trust bank Limited and UFJSP.)

Classified by geographic area

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,407,233	(767,550)	(421,495)	2,174,783	1,828,728
Overseas*	91,027	(141,795)	(61,181)	232,823	152,208
Asia	19,285	(11,217)	3,598	30,503	15,687
Indonesia	6,015	2,719	2,849	3,295	3,165
Thailand	2,020	(4,162)	(15)	6,182	2,036
Hong Kong	3,226	(9,382)	(2,169)	12,608	5,396
Other	8,024	(391)	2,934	8,415	5,090
United States of America	47,565	(68,383)	(18,060)	115,948	65,625
Other	24,176	(62,195)	(46,719)	86,371	70,895

Total	1,498,260	(909,346)	(482,676)	2,407,607	1,980,937

Note: “Domestic” and “Overseas” are classified by domicile of borrowers.

Classified by industry

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,407,233	(767,550)	(421,495)	2,174,783	1,828,728
Manufacturing	164,727	(38,637)	(31,214)	203,365	195,942
Construction	66,412	(41,607)	(4,270)	108,020	70,683
Wholesale and Retail	153,368	(345,437)	(246,897)	498,805	400,265
Banks and other financial institutions	1,428	(67,688)	(14,552)	69,117	15,980
Real estate	288,644	(261,040)	(176,749)	549,684	465,393
Services	152,109	(212,038)	(18,984)	364,148	171,094
Other industries	169,698	29,469	(43,037)	140,228	212,735
Consumer	410,844	169,430	114,210	241,413	296,633
Overseas*	91,027	(141,795)	(61,181)	232,823	152,208
Finance	31,402	(45,652)	(36,609)	77,055	68,011
Commercial and industrial	57,888	(94,787)	(21,444)	152,675	79,333
Other	1,736	(1,355)	(3,127)	3,092	4,863

Total	1,498,260	(909,346)	(482,676)	2,407,607	1,980,937

Note: “Domestic” and “Overseas” are classified by domicile of borrowers.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi Ltd.(Consolidated), UFJ Bank Limited and UFJSP.)

Classified by geographic area	(in millions of yen)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,259,978	(625,585)	(374,556)	1,885,563	1,634,535
Overseas*	84,380	(128,175)	(55,362)	212,555	139,742
Asia	19,244	(11,236)	3,600	30,481	15,643
Indonesia	5,973	2,699	2,852	3,273	3,121
Thailand	2,020	(4,162)	(15)	6,182	2,036
Hong Kong	3,226	(9,382)	(2,169)	12,608	5,396
Other	8,024	(391)	2,934	8,415	5,090
United States of America	41,337	(55,964)	(11,880)	97,302	53,217
Other	23,798	(60,974)	(47,082)	84,772	70,880

Total	1,344,359	(753,760)	(429,918)	2,098,119	1,774,277

Note: “Domestic” and “Overseas” are classified by domicile of borrowers.

Classified by industry	(in millions of yen)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,259,978	(625,585)	(374,556)	1,885,563	1,634,535
Manufacturing	139,950	(18,659)	(20,628)	158,610	160,579
Construction	62,541	(14,643)	53	77,185	62,488
Wholesale and Retail	141,039	(331,606)	(234,638)	472,646	375,677
Banks and other financial institutions	1,139	(67,977)	(14,840)	69,117	15,979
Real estate	277,691	(231,661)	(175,163)	509,352	452,855
Services	141,461	(158,909)	(16,974)	300,371	158,435
Other industries	118,560	29,764	(25,280)	88,796	143,841
Consumer	377,594	168,109	112,917	209,484	264,677
Overseas*	84,380	(128,175)	(55,362)	212,555	139,742
Finance	26,991	(42,102)	(35,355)	69,094	62,347
Commercial and industrial	55,689	(85,069)	(16,879)	140,758	72,568
Other	1,699	(1,003)	(3,126)	2,702	4,825

Total	1,344,359	(753,760)	(429,918)	2,098,119	1,774,277

Note: “Domestic” and “Overseas” are classified by domicile of borrowers.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

Classified by geographic area

	(in millions of yen)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,019,530	(842,790)	(382,706)	1,862,320	1,402,236
Overseas*	73,612	(116,985)	(55,385)	190,598	128,997
Asia	17,813	(11,922)	3,118	29,736	14,695
Indonesia	4,745	1,471	1,924	3,273	2,820
Thailand	2,020	(4,162)	(15)	6,182	2,036
Hong Kong	3,226	(9,382)	(2,169)	12,608	5,396
Other	7,821	151	3,379	7,670	4,442
United States of America	36,000	(50,105)	(8,649)	86,106	44,649
Other	19,798	(54,957)	(49,854)	74,755	69,653

Total	1,093,143	(959,775)	(438,091)	2,052,919	1,531,234

Note: “Domestic” and “Overseas” are classified by domicile of borrowers. Classified by industry
	(in millions of yen)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic*	1,019,530	(842,790)	(382,706)	1,862,320	1,402,236
Manufacturing	137,216	(21,192)	(20,803)	158,409	158,020
Construction	60,221	(16,910)	(428)	77,131	60,650
Wholesale and Retail	136,663	(335,432)	(234,528)	472,095	371,191
Banks and other financial institutions	1,130	(67,986)	(14,849)	69,117	15,979
Real estate	263,942	(242,513)	(176,373)	506,456	440,316
Services	136,698	(163,569)	(17,059)	300,268	153,758
Other industries	112,247	29,838	(24,648)	82,408	136,896
Consumer	171,409	(25,023)	105,986	196,433	65,423
Overseas*	73,612	(116,985)	(55,385)	190,598	128,997
Finance	26,991	(41,083)	(35,355)	68,075	62,347
Commercial and industrial	46,364	(75,528)	(15,555)	121,893	61,920
Other	256	(373)	(4,473)	630	4,730

Total	1,093,143	(959,775)	(438,091)	2,052,919	1,531,234

Note: “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

Classified by geographic area

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	145,724	(144,668)	(46,393)	290,393	192,118
Overseas	6,647	(13,620)	(5,819)	20,267	12,466
Asia	41	19	(2)	21	43
Indonesia	41	19	(2)	21	43
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	6,227	(12,419)	(6,179)	18,646	12,407
Other	378	(1,220)	362	1,599	15

Total	152,372	(158,288)	(52,213)	310,660	204,585

Classified by industry
	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	145,724	(144,668)	(46,393)	290,393	192,118
Manufacturing	24,626	(20,128)	(10,169)	44,754	34,795
Construction	3,834	(27,001)	(4,323)	30,835	8,157
Wholesale and Retail	12,324	(13,834)	(11,997)	26,159	24,321
Banks and other financial institutions	288	288	288	—	—
Real estate	10,092	(30,624)	(1,885)	40,716	11,978
Services	10,629	(53,147)	(1,733)	63,777	12,363
Other industries	51,137	(294)	(17,757)	51,431	68,894
Consumer	32,791	74	1,184	32,717	31,607
Overseas	6,647	(13,620)	(5,819)	20,267	12,466
Finance	4,410	(3,549)	(1,253)	7,960	5,663
Commercial and industrial	2,199	(9,718)	(4,565)	11,917	6,764
Other	37	(352)	(0)	390	38

Total	152,372	(158,288)	(52,213)	310,660	204,585

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

Classified by geographic area

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	145,289	(143,680)	(46,296)	288,969	191,585
Overseas	6,647	(13,620)	(5,819)	20,267	12,466
Asia	41	19	(2)	21	43
Indonesia	41	19	(2)	21	43
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	6,227	(12,419)	(6,179)	18,646	12,407
Other	378	(1,220)	362	1,599	15

Total	151,936	(157,300)	(52,115)	309,237	204,052

Classified by industry

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	145,289	(143,680)	(46,296)	288,969	191,585
Manufacturing	24,626	(20,128)	(10,169)	44,754	34,795
Construction	3,834	(27,001)	(4,323)	30,835	8,157
Wholesale and Retail	12,324	(13,834)	(11,997)	26,159	24,321
Banks and other financial institutions	288	288	288	—	—
Real estate	10,092	(30,239)	(1,885)	40,331	11,978
Services	10,629	(53,147)	(1,733)	63,777	12,363
Other industries	51,137	(294)	(17,757)	51,431	68,894
Consumer	32,356	677	1,281	31,678	31,074
Overseas	6,647	(13,620)	(5,819)	20,267	12,466
Banks and other financial institutions	4,410	(3,549)	(1,253)	7,960	5,663
Commercial and industrial	2,199	(9,718)	(4,565)	11,917	6,764
Other	37	(352)	(0)	390	38

Total	151,936	(157,300)	(52,115)	309,237	204,052

Trust Accounts

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	1,491	(69)	145	1,560	1,346
Manufacturing	—	—	—	—	—
Construction	—	—	—	—	—
Wholesale and Retail	4	(9)	(4)	14	9
Banks and other financial institutions	—	—	—	—	—
Real estate	212	(125)	(9)	338	222
Services	301	(17)	(9)	319	311
Other industries	8	(5)	—	14	8
Consumer	963	89	169	873	794

Total	1,491	(69)	145	1,560	1,346

3.	Allowance for Loan Losses

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from Mitsubishi-Tokyo Financial Group, Inc. and UFJ Holdings, Inc.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses	1,113,252	(550,401)	(247,493)	1,663,654	1,360,745
General allowance for loan losses	878,013	(163,817)	(123,639)	1,041,830	1,001,652
Specific allowance for loan losses	235,071	(386,665)	(123,940)	621,736	359,012
Allowance for loans to specific foreign borrowers	167	80	86	86	81

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses	1,022,300	(463,601)	(210,195)	1,485,901	1,232,496
General allowance for loan losses	802,565	(153,716)	(109,477)	956,282	912,043
Specific allowance for loan losses	219,567	(309,966)	(100,804)	529,533	320,372
Allowance for loans to specific foreign borrowers	167	81	86	85	81

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses	714,493	(450,313)	(213,641)	1,164,806	928,134
General allowance for loan losses	576,820	(157,797)	(106,139)	734,618	682,960
Specific allowance for loan losses	137,505	(292,597)	(107,588)	430,102	245,093
Allowance for loans to specific foreign borrowers	167	81	86	85	81

Mitsubishi UFJ Trust and Banking Corporation and consolidated subsidiaries (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses	87,906	(88,536)	(37,212)	176,442	125,119
General allowance for loan losses	75,375	(11,179)	(14,098)	86,555	89,474
Specific allowance for loan losses	12,531	(77,355)	(23,113)	89,886	35,645
Allowance for loans to specific foreign borrowers	—	(0)	—	0	—

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses	86,718	(89,057)	(37,729)	175,775	124,448
General allowance for loan losses	75,627	(11,359)	(14,647)	86,986	90,274
Specific allowance for loan losses	11,090	(77,696)	(23,082)	88,787	34,173
Allowance for loans to specific foreign borrowers	—	(0)	—	0	—

Trust accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Special internal reserves	3,393	(3,601)	(2,412)	6,995	5,806
Allowance for bad debts	534	(58)	(83)	592	617

4.	Coverage Ratio against Risk-Monitored Loans

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from Mitsubishi-Tokyo Financial Group, Inc. and UFJ Holdings, Inc.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses (a)	1,113,252	(550,401)	(247,493)	1,663,654	1,360,745
Risk-monitored loans (b)	1,498,260	(909,346)	(482,676)	2,407,607	1,980,937
Coverage ratio (a)/(b)	74.30%	5.20%	5.61%	69.09%	68.69%

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses (a)	1,022,300	(463,601)	(210,195)	1,485,901	1,232,496
Risk-monitored loans (b)	1,344,359	(911,434)	(429,918)	2,255,793	1,774,277
Coverage ratio (a)/(b)	76.04%	10.17%	6.57%	65.87%	69.46%

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses (a)	714,493	(450,313)	(213,641)	1,164,806	928,134
Risk-monitored loans (b)	1,093,143	(959,775)	(438,091)	2,052,919	1,531,234
Coverage ratio (a)/(b)	65.36%	8.62%	4.74%	56.73%	60.61%

The Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses (a)	87,906	(88,536)	(37,212)	176,442	125,119
Risk-monitored loans (b)	152,372	(158,288)	(52,213)	310,660	204,585
Coverage ratio (a)/(b)	57.69%	0.89%	(3.46)%	56.79%	61.15%

The Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Allowance for loan losses (a)	86,718	(89,057)	(37,729)	175,775	124,448
Risk-monitored loans (b)	151,936	(157,300)	(52,115)	309,237	204,052
Coverage ratio (a)/(b)	57.07%	0.23%	(3.91)%	56.84%	60.98%

5-1.	Non Performing Loans based on the Financial Reconstruction Law (the “FRL”)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

Combined Financial Results including Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited,

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Bankrupt or De facto Bankrupt	125,008	(70,671)	(27,345)	195,679	152,354
Doubtful	495,918	(770,686)	(253,515)	1,266,604	749,433
Special Attention	656,907	(367,060)	(267,206)	1,023,968	924,114
Non Performing Loans (1)	1,277,833	(1,208,418)	(548,068)	2,486,252	1,825,902

Normal	87,462,970	(1,205,363)	1,190,634	88,668,334	86,272,336

6-1. Status of Coverage of Non Performing Loans based on the “FRL”

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined including Trust Accounts)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Covered amount (2)	1,009,657	(804,054)	(291,205)	1,813,711	1,300,862
Allowance for loan losses	297,712	(461,016)	(170,114)	758,729	467,827
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	711,944	(343,038)	(121,090)	1,054,982	833,034

Coverage ratio (2) / (1)	79.01%	6.06%	7.76%	72.94%	71.24%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	125,008 [152,354	]	5,034 [4,432	]	— [ —	]	119,973 [147,921	]		100.00 [100.00	% %]
Doubtful	495,918 [749,433	]	126,559 [232,601	]	— [ —	]	302,176 [414,151	]		86.45 [86.29	% %]
Special Attention	656,907 [924,114	]	166,118 [230,793	]	— [ —	]	289,794 [270,962	]		69.40 [54.29	% %]
Non Performing Loans (1)	1,277,833 [1,825,902	]	297,712 [467,827	]	— [ —	]	711,944 [833,034	]		79.01 [71.24	% %]
Normal	87,462,970 [86,272,336	]
Total (2)	88,740,804 [88,098,238	]
Share of Non Performing Loans (1) / (2)	1.43% [2.07%	]

Note: The upper figures are as of September 30, 2006. The lower figures with bracket are as of March 31, 2006.

5-2.  Non Performing Loans based on the Financial Reconstruction Law (the “FRL”)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Bankrupt or De facto Bankrupt	117,081	(46,228)	(11,903)	163,309	128,985
Doubtful	454,572	(651,795)	(228,489)	1,106,368	683,062
Special Attention	552,677	(345,573)	(248,124)	898,250	800,801
Non Performing Loans (1)	1,124,331	(1,043,596)	(488,517)	2,167,928	1,612,849

Normal	76,889,042	(390,855)	1,237,280	77,279,897	75,651,761

6-2. Status of Coverage of Non Performing Loans based on the “FRL”

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Covered amount (2)	889,984	(677,999)	(268,807)	1,567,983	1,158,791
Allowance for loan losses	267,665	(375,021)	(145,730)	642,687	413,395
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	622,318	(302,977)	(123,077)	925,296	745,396

Coverage ratio (2) / (1)	79.15%	6.83%	7.30%	72.32%	71.84%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+ (D)] / (A)
Bankrupt or De facto Bankrupt	117,081		4,941		—		112,139		100.00%		100.00%
	[128,985	]	[3,881	]	[ —	]	[125,103	]	[100.00%	]	[100.00%	]
Doubtful	454,572		116,243		—		275,169		64.79%		86.10%
	[683,062	]	[205,034	]	[ —	]	[384,596	]	[68.69%	]	[86.32%	]
Special Attention	552,677		146,480		—		235,009		46.11%		69.02%
	[800,801	]	[204,479	]	[ —	]	[235,696	]	[36.18%	]	[54.96%	]
Non Performing Loans (1)	1,124,331		267,665		—		622,318		53.31%		79.15%
	[1,612,849	]	[413,395	]	[ —	]	[745,396	]	[47.65%	]	[71.84%	]
Normal	76,889,042
	[75,651,761	]
Total (2)	78,013,374
	[77,264,610	]
Share of Non Performing Loans (1) / (2)	1.44% [2.08%	]

Note: The upper figures are as of September 30, 2006. The lower figures with bracket are as of March 31, 2006.

5-3.   Non Performing Loans based on the Financial Reconstruction Law (the “FRL”)

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Bankrupt or De facto Bankrupt	7,720	(24,398)	(15,528)	32,118	23,248
Doubtful	41,037	(118,862)	(25,054)	159,899	66,091
Special Attention	103,253	(21,491)	(19,113)	124,745	122,366
Non Performing Loans (1)	152,010	(164,752)	(59,696)	316,763	211,706

Normal	10,397,215	(763,862)	(35,296)	11,161,077	10,432,511

6-3. Status of Coverage of Non Performing Loans based on the “FRL”

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Covered amount (2)	118,511	(125,925)	(22,498)	244,437	141,010
Allowance for loan losses	30,047	(85,994)	(24,384)	116,041	54,431
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	88,464	(39,931)	1,886	128,396	86,578

Coverage ratio (2) / (1)	77.96%	0.79%	11.35%	77.16%	66.60%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+ (D)] / (A)
Bankrupt or De facto Bankrupt	7,720		92		—		7,627		100.00%		100.00%
	[23,248	]	[551	]	[ —	]	[22,697	]	[100.00	%]	[100.00	%]
Doubtful	41,037		10,315		—		26,764		72.27%		90.35%
	[66,091	]	[27,566	]	[ —	]	[29,283	]	[74.89	%]	[86.01	%]
Special Attention	103,253		19,638		—		54,072		39.93%		71.38%
	[122,366	]	[26,313	]	[ —	]	[34,597	]	[29.98	%]	[49.77	%]
Non Performing Loans (1)	152,010		30,047		—		88,464		47.28%		77.96%
	[211,706	]	[54,431	]	[ —	]	[86,578	]	[43.50	%]	[66.60	%]
Normal	10,397,215
	[10,432,511	]
Total (2)	10,549,226
	[10,644,218	]
Share of Non Performing Loans (1) / (2)	1.44%
	[1.98%	]

Note: The upper figures are as of September 30, 2006. The lower figures with bracket are as of March 31, 2006.

5-4.   Non Performing Loans based on the Financial Reconstruction Law (the “FRL”)

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Bankrupt or De facto Bankrupt	206	(45)	86	251	120
Doubtful	308	(28)	28	336	279
Special Attention	976	4	30	972	945
Non Performing Loans (1)	1,491	(69)	145	1,560	1,346

Normal	176,712	(50,645)	(11,350)	227,358	188,063

6-4. Status of Coverage of Non Performing Loans based on the “FRL”

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Covered amount (2)	1,161	(129)	100	1,290	1,060
Allowance for loan losses	—	—	—	—	—
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	1,161	(129)	100	1,290	1,060

Coverage ratio (2) / (1)	77.87%	(4.82)%	(0.89)%	82.69%	78.76%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	206		—		—		206			100.00%
	[120	]	[ —	]	[ —	]	[120	]		[100.00	%]
Doubtful	308		—		—		242			78.82%
	[279	]	[ —	]	[ —	]	[272	]		[97.16	%]
Special Attention	976		—		—		711			72.88%
	[945	]	[ —	]	[ —	]	[668	]		[70.62	%]
Non Performing Loans (1)	1,491		—		—		1,161			77.87%
	[1,346	]	[ —	]	[ —	]	[1,060	]		[78.76	%]
Normal	176,712
	[188,063	]
Total (2)	178,203
	[189,409	]
Share of Non Performing Loans (1) / (2)	0.83%
	[0.71%	]

Note: The upper figures are as of September 30, 2006. The lower figures with bracket are as of March 31, 2006.

7.	Progress in Disposal of Problem Assets

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, UFJ Strategic Partner, Co., Ltd.

(“UFJSP”) and UFJ Equity Investment, Co., Ltd. (“UFJEI”) (Combined, Non-consolidated, including Trust Accounts)

(The amounts presented prior to September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, UFJSP, UFJEI, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006 (a)	As of September 30, 2006 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	555.6	444.8	367.3	279.1	194.5	153.3	125.2	(28.0)
Doubtful	1,963.8	2,024.9	4,439.0	1,407.2	1,266.9	749.7	500.4	(249.2)

Total	2,519.4	2,469.8	4,806.4	1,686.4	1,461.4	903.0	625.7	(277.3)

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2003

Bankrupt or De facto Bankrupt	555.6	370.8	247.6	133.0	83.7	62.0	42.7	(19.3)
Doubtful	1,963.8	832.7	470.3	318.9	215.9	136.1	111.7	(24.4)

Total	2,519.4	1,203.5	718.0	452.0	299.7	198.1	154.4	(43.7)

(2) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

Bankrupt or De facto Bankrupt		74.0	47.9	39.5	22.8	19.8	6.9	(12.9)
Doubtful		1,192.2	446.0	84.8	57.2	33.7	16.2	(17.5)

Total		1,266.2	493.9	124.3	80.0	53.6	23.2	(30.4)

(3) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

Bankrupt or De facto Bankrupt			71.8	35.7	20.2	13.5	8.7	(4.8)
Doubtful			3,522.6	638.8	365.6	209.1	34.6	(174.5)

Total			3,594.4	674.5	385.9	222.7	43.4	(179.3)

(4) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

Bankrupt or De facto Bankrupt				70.8	26.4	14.0	8.8	(5.2)
Doubtful				364.7	208.4	49.1	28.2	(20.8)

Total				435.5	234.8	63.1	37.0	(26.0)

(5) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

Bankrupt or De facto Bankrupt					41.2	22.5	19.3	(3.2)
Doubtful					419.6	170.0	101.2	(68.7)

Total					460.8	192.6	120.6	(71.9)

(6) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

Bankrupt or De facto Bankrupt						21.2	16.3	(4.9)
Doubtful						151.4	72.1	(79.2)

Total						172.6	88.5	(84.1)

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

Bankrupt or De facto Bankrupt							22.2
Doubtful							136.0

Total							158.3

(B) Historical data for disposal of problem assets

(1)	Assets categorized as problem assets based on the “FRL” prior to September 30, 2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	62.0	42.7		(19.3)
Doubtful	136.1	111.7		(24.4)

Total	198.1	154.4	(A)	(43.7	)(B)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.2
Re-constructive treatment	0.1
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	9.3
Write-offs	5.2
Other	28.7
Collection / Repayment	26.0
Upgraded	2.7

Total	43.7	(B)

These measures shown below have been already taken to outstanding problem loans (A).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	9.0
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial write-off of smaller balance loans	31.8
Entrust to the Resolution and Collection Corporation	—

Total	42.2

(2)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	19.8	6.9		(12.9)
Doubtful	33.7	16.2		(17.5)

Total	53.6	23.2	(C)	(30.4	)(D)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.3
Re-constructive treatment	0.4
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2.0
Write-offs	0.4
Other	27.2
Collection / Repayment	11.8
Upgraded	15.4

Total	30.4	(D)

These measures shown below have been already taken to outstanding problem loans (C).

				(in billions of yen)
				First half of fiscal 2006
Legal liquidation				4.3
Quasi-legal liquidation				—
Split-off of problem loans				—
Partial write-off of small balance loans				2.5
Entrust to the Resolution and Collection Corporation				—

Total				6.9

(3) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	13.5	8.7		(4.8)
Doubtful	209.1	34.6		(174.5)

Total	222.7	43.4	(E)	(179.3	)(F)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.3
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	4.2
Write-offs	1.7
Other	172.8
Collection / Repayment	16.1
Upgrade	156.6

Total	179.3	(F)

These measures shown below have been already taken to outstanding problem loans (E).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	4.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	4.2
Entrust to the Resolution and Collection Corporation	—

Total	8.6

(4)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	14.0	8.8		(5.2)
Doubtful	49.1	28.2		(20.8)

Total	63.1	37.0	(G)	(26.0	)(H)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	3.5
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	1.8
Write-offs	4.4
Other	16.0
Collection / Repayment	6.6
Upgrade	9.4

Total	26.0	(H)

These measures shown below have been already taken to outstanding problem loans (G).

(in billions of yen)
First half of fiscal 2006
Legal liquidation	4.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	4.0
Entrust to the Resolution and Collection Corporation	—

Total	8.8

(5)	Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	22.5	19.3		(3.2)
Doubtful	170.0	101.2		(68.7)

Total	192.6	120.6	(I)	(71.9	)(J)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.5
Re-constructive treatment	0.4
Upgrade due to re-constructive treatment	3.9
Loan sales to secondary market	24.3
Write-offs	7.8
Other	34.8
Collection / Repayment	23.9
Upgraded	10.8

Total	71.9	(J)

These measures shown below have been already taken to outstanding problem loans (I).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	5.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	12.0
Entrust to the Resolution and Collection Corporation	—

Total	18.0

(6)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	21.2	16.3		(4.9)
Doubtful	151.4	72.1		(79.2)

Total	172.6	88.5	(K)	(84.1	)(L)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	1.9
Re-constructive treatment	0.7
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	3.2
Write-offs	19.1
Other	59.0
Collection / Repayment	25.0
Upgraded	34.0

Total	84.1	(L)

These measures shown below have been already taken to outstanding problem loans (K).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	7.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	7.6
Entrust to the Resolution and Collection Corporation	—

Total	15.5

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006
Bankrupt or De facto Bankrupt	22.2
Doubtful	136.0

Total	158.3	(M)

These measures shown below have been already taken to outstanding problem loans (M).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	9.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	9.5
Entrust to the Resolution and Collection Corporation	—

Total	19.3

The Bank of Tokyo-Mitsubishi UFJ, Ltd., “UFJSP” and “UFJEI” (Combined, Non-Consolidated)

(The amounts presented prior to September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, UFJSP and UFJEI.)

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006 (a)	As of September 30, 2006 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	460.1	365.2	306.5	229.5	162.1	129.9	117.3	(12.6)
Doubtful	1,682.9	1,639.7	3,901.2	1,240.6	1,106.7	683.3	459.1	(224.2)

Total	2,143.0	2,004.9	4,207.7	1,470.2	1,268.8	813.3	576.4	(236.8)

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2003

Bankrupt or De facto Bankrupt	460.1	306.4	199.4	107.3	65.0	49.7	39.0	(10.7)
Doubtful	1,682.9	713.3	428.6	288.7	191.9	130.2	105.5	(24.6)

Total	2,143.0	1,019.8	628.0	396.1	257.0	180.0	144.5	(35.4)

(2) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

Bankrupt or De facto Bankrupt		58.7	38.5	31.9	21.4	19.4	6.7	(12.7)
Doubtful		926.3	343.2	57.6	31.3	18.3	15.6	(2.6)

Total		985.0	381.7	89.5	52.8	37.7	22.3	(15.4)

(3) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

Bankrupt or De facto Bankrupt			68.5	25.3	16.5	9.3	8.3	(1.0)
Doubtful			3,129.3	579.1	312.8	186.3	29.3	(156.9)

Total			3,197.9	604.4	329.3	195.6	37.7	(157.9)

(4) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

Bankrupt or De facto Bankrupt				64.9	25.6	13.4	8.4	(5.0)
Doubtful				315.1	173.5	46.7	27.4	(19.3)

Total				380.0	199.1	60.2	35.8	(24.4)

(5) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

Bankrupt or De facto Bankrupt					33.5	17.0	17.6	0.5
Doubtful					396.8	156.1	90.0	(66.0)

Total					430.4	173.2	107.7	(65.5)

(6) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

Bankrupt or De facto Bankrupt						20.8	15.2	(5.6)
Doubtful						145.4	68.8	(76.6)

Total						166.3	84.0	(82.3)

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

Bankrupt or De facto Bankrupt							22.0
Doubtful							122.2

Total							144.2

(B) Historical data for disposal of problem assets

(1)	Assets categorized as problem assets based on the “FRL” prior to September 30,2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	49.7	39.0		(10.7)
Doubtful	130.2	105.5		(24.6)

Total	180.0	144.5	(A)	(35.4	)(B)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.2
Re-constructive treatment	0.1
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	3.5
Write-offs	4.9
Other	26.6
Collection / Repayment	24.1
Upgrade	2.4

Total	35.4	(B)

These measures shown below have been already taken to outstanding problem loans (A).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	5.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	30.4
Entrust to the Resolution and Collection Corporation	—

Total	36.0

(2)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	19.4	6.7		(12.7)
Doubtful	18.3	15.6		(2.6)

Total	37.7	22.3	(C)	(15.4	)(D)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.3
Re-constructive treatment	0.4
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2.0
Write-offs	0.4
Other	12.3
Collection / Repayment	11.6
Upgrade	0.6

Total	15.4	(D)

These measures shown below have been already taken to outstanding problem loans (C).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	4.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	2.4
Entrust to the Resolution and Collection Corporation	—

Total	6.7

(3)	Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	9.3	8.3		(1.0)
Doubtful	186.3	29.3		(156.9)

Total	195.6	37.7	(E)	(157.9	)(F)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.3
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	4.2
Write-offs	1.7
Other	151.5
Collection / Repayment	11.1
Upgrade	140.4

Total	157.9	(F)

These measures shown below have been already taken to outstanding problem loans (E).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	4.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	3.8
Entrust to the Resolution and Collection Corporation	—

Total	8.2

(4)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	13.4	8.4		(5.0)
Doubtful	46.7	27.4		(19.3)

Total	60.2	35.8	(G)	(24.4	)(H)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	3.5
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	0.0
Loan sales to secondary market	1.8
Write-offs	4.4
Other	14.4
Collection / Repayment	6.4
Upgrade	7.9

Total	24.4	(H)

These measures shown below have been already taken to outstanding problem loans (G).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	4.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	3.8
Entrust to the Resolution and Collection Corporation	—

Total	8.3

(5)	Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	17.0	17.6		0.5
Doubtful	156.1	90.0		(66.0)

Total	173.2	107.7	(I)	(65.5	)(J)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	0.5
Re-constructive treatment	0.4
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	24.3
Write-offs	7.4
Other	32.6
Collection / Repayment	22.0
Upgrade	10.6

Total	65.5	(J)

These measures shown below have been already taken to outstanding problem loans (I).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	5.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	10.7
Entrust to the Resolution and Collection Corporation	—

Total	16.5

(6)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	20.8	15.2		(5.6)
Doubtful	145.4	68.8		(76.6)

Total	166.3	84.0	(K)	(82.3	)(L)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	1.9
Re-constructive treatment	0.7
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	3.2
Write-offs	18.9
Other	57.4
Collection / Repayment	23.8
Upgrade	33.6

Total	82.3	(L)

These measures shown below have been already taken to outstanding problem loans (K).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	7.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	6.5
Entrust to the Resolution and Collection Corporation	—

Total	14.3

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006
Bankrupt or De facto Bankrupt	22.0
Doubtful	122.2

Total	144.2	(M)

These measures shown below have been already taken to outstanding problem loans (M).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	9.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	9.3
Entrust to the Resolution and Collection Corporation	—

Total	19.0

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated, including Trust Accounts)

(The amounts presented prior to September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006 (a)	As of September 30, 2006 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	95.5	79.6	60.8	49.6	32.3	23.3	7.9	(15.4)
Doubtful	280.8	385.2	537.7	166.5	160.2	66.3	41.3	(25.0)

Total	376.3	464.8	598.6	216.2	192.6	89.7	49.2	(40.4)

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2003

Bankrupt or De facto Bankrupt	95.5	64.3	48.2	25.7	18.7	12.2	3.6	(8.5)
Doubtful	280.8	119.3	41.6	30.1	23.9	5.9	6.2	0.2

Total	376.3	183.6	89.9	55.8	42.6	18.1	9.9	(8.2)

(2) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

Bankrupt or De facto Bankrupt		15.2	9.4	7.6	1.3	0.3	0.2	(0.1)
Doubtful		265.8	102.7	27.2	25.8	15.4	0.6	(14.8)

Total		281.1	112.2	34.8	27.2	15.8	0.8	(14.9)

(3) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

Bankrupt or De facto Bankrupt			3.2	10.3	3.7	4.2	0.4	(3.7)
Doubtful			393.2	59.7	52.8	22.8	5.2	(17.5)

Total			396.5	70.0	56.5	27.0	5.7	(21.3)

(4) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

Bankrupt or De facto Bankrupt				5.9	0.8	0.5	0.4	(0.1)
Doubtful				49.5	34.9	2.3	0.8	(1.5)

Total				55.4	35.7	2.9	1.2	(1.6)

(5) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

Bankrupt or De facto Bankrupt					7.6	5.5	1.7	(3.7)
Doubtful					22.7	13.9	11.2	(2.6)

Total					30.4	19.4	12.9	(6.4)

(6) Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

Bankrupt or De facto Bankrupt						0.4	1.1	0.7
Doubtful						5.9	3.3	(2.5)

Total						6.3	4.4	(1.8)

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

Bankrupt or De facto Bankrupt							0.2
Doubtful							13.8

Total							14.1

(B)	Historical data for disposal of problem assets

(1)	Assets categorized as problem assets based on the “FRL” prior to September 30, 2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	12.2	3.6		(8.5)
Doubtful	5.9	6.2		0.2

Total	18.1	9.9	(A)	(8.2	)(B)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	5.7
Write-offs	0.3
Other	2.1
Collection / Repayment	1.8
Upgrade	0.3

Total	8.2	(B)

These measures shown below have been already taken to outstanding problem loans (A).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	3.4
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial write-off of smaller balance loans	1.3
Entrust to the Resolution and Collection Corporation	0.0

Total	6.1

(2)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2003

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	0.3	0.2		(0.1)
Doubtful	15.4	0.6		(14.8)

Total	15.8	0.8	(C)	(14.9	)(D)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	—
Write-offs	—
Other	14.9
Collection / Repayment	0.1
Upgrade	14.8

Total	14.9	(D)

These measures shown below have been already taken to outstanding problem loans (C).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	0.1
Entrust to the Resolution and Collection Corporation	—

Total	0.2

(3)	Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	4.2	0.4		(3.7)
Doubtful	22.8	5.2		(17.5)

Total	27.0	5.7	(E)	(21.3	)(F)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	—
Write-offs	0.0
Other	21.2
Collection / Repayment	5.0
Upgrade	16.2

Total	21.3	(F)

These measures shown below have been already taken to outstanding problem loans (E).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	0.3
Entrust to the Resolution and Collection Corporation	—

Total	0.4

(4)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2004

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	0.5	0.4		(0.1)
Doubtful	2.3	0.8		(1.5)

Total	2.9	1.2	(G)	(1.6	)(H)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	—
Write-offs	0.0
Other	1.6
Collection / Repayment	0.1
Upgrade	1.4

Total	1.6	(H)

These measures shown below have been already taken to outstanding problem loans (G).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	0.2
Entrust to the Resolution and Collection Corporation	—

Total	0.4

(5)	Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	5.5	1.7		(3.7)
Doubtful	13.9	11.2		(2.6)

Total	19.4	12.9	(I)	(6.4	)(J)

Progress in disposal of problem assets

	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	3.9
Loan sales to secondary market	—
Write-offs	0.3
Other	2.1
Collection / Repayment	1.9
Upgrade	0.2

Total	6.4	(J)

These measures shown below have been already taken to outstanding problem loans (I).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	1.3
Entrust to the Resolution and Collection Corporation	—

Total	1.5

(6)	Assets newly categorized as problem assets based on the “FRL” during second half of fiscal 2005

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006		difference
Bankrupt or De facto Bankrupt	0.4	1.1		0.7
Doubtful	5.9	3.3		(2.5)

Total	6.3	4.4	(K)	(1.8	)(L)

Progress in disposal of problem assets	(in billions of yen)
	First half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	0.0
Write-offs	0.2
Other	1.5
Collection / Repayment	1.2
Upgrade	0.3

Total	1.8	(L)

These measures shown below have been already taken to outstanding problem loans (K).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	1.0
Entrust to the Resolution and Collection Corporation	—

Total	1.1

(7) Assets newly categorized as problem assets based on the “FRL” during first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006
Bankrupt or De facto Bankrupt	0.2
Doubtful	13.8

Total	14.1	(M)

These measures shown below have been already taken to outstanding problem loans (M).

	(in billions of yen)
	First half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of smaller balance loans	0.1
Entrust to the Resolution and Collection Corporation	—

Total	0.2

8-1.	Classification of Loans by Type of Industry

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation including Trust Accounts

(Combined, Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited,

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	70,740,699	(3,298,356)	(981,938)	74,039,056	71,722,637
Manufacturing	7,648,933	(694,592)	(34,232)	8,343,525	7,683,165
Agriculture	24,029	4,379	2,774	19,649	21,255
Forestry	12,057	(5,199)	(5,190)	17,256	17,247
Fishery	31,948	711	801	31,237	31,147
Mining	51,032	(182)	(2,202)	51,214	53,234
Construction	1,568,193	(159,993)	(102,461)	1,728,186	1,670,654
Utilities	599,431	(53,460)	4,581	652,891	594,850
Communication and information services	1,856,602	(15,440)	(9,683)	1,872,042	1,866,285
Wholesale and Retail	7,623,073	(550,328)	(198,071)	8,173,401	7,821,144
Banks and other financial institution	8,238,078	445,214	736,165	7,792,863	7,501,913
Real estate	9,668,963	(375,785)	(208,125)	10,044,748	9,877,088
Services	6,162,409	(468,453)	(62,791)	6,630,862	6,225,200
Municipal government	875,966	89,764	(10,018)	786,202	885,984
Other industries	26,379,972	(1,514,988)	(1,093,480)	27,894,960	27,473,453
Overseas offices and loans booked at offshore markets	9,381,143	2,205,770	775,151	7,175,372	8,605,991

Total	80,121,843	(1,092,585)	(206,786)	81,214,428	80,328,629

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	60,441,425	(2,246,898)	(795,302)	62,688,323	61,236,728
Manufacturing	6,426,179	(671,140)	(20,400)	7,097,319	6,446,579
Agriculture	22,875	4,502	2,581	18,373	20,294
Forestry	12,057	(5,165)	(5,190)	17,222	17,247
Fishery	4,577	(1,239)	(1,518)	5,816	6,095
Mining	47,609	641	(2,172)	46,968	49,781
Construction	1,414,310	(153,711)	(97,719)	1,568,021	1,512,029
Utilities	355,552	(5,174)	17,214	360,726	338,338
Communication and information services	932,379	(35,444)	(31,386)	967,823	963,765
Wholesale and Retail	6,885,432	(612,647)	(276,327)	7,498,079	7,161,759
Banks and other financial institution	6,028,188	938,779	930,912	5,089,409	5,097,276
Real estate	8,046,037	(423,919)	(252,507)	8,469,956	8,298,544
Services	5,274,028	(571,838)	(84,238)	5,845,866	5,358,266
Municipal government	822,054	88,026	(11,595)	734,028	833,649
Other industries	24,170,148	(798,569)	(962,957)	24,968,717	25,133,106
Overseas offices and loans booked at offshore markets	9,097,446	2,159,289	746,978	6,938,157	8,350,468

Total	69,538,871	(87,609)	(48,324)	69,626,480	69,587,196

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	9,962,567	(993,331)	(173,304)	10,955,899	10,135,872
Manufacturing	1,220,707	(10,783)	(13,745)	1,231,490	1,234,452
Agriculture	1,154	(122)	193	1,276	961
Forestry	—	(34)	—	34	—
Fishery	27,371	2,950	2,319	24,421	25,052
Mining	3,423	(823)	(30)	4,246	3,453
Construction	153,863	(6,244)	(4,723)	160,107	158,586
Utilities	240,601	(39,455)	(11,863)	280,056	252,464
Communication and information services	914,939	24,518	22,938	890,420	892,001
Wholesale and Retail	737,596	62,366	78,280	675,229	659,316
Banks and other financial institution	2,190,121	(450,143)	(190,149)	2,640,264	2,380,270
Real estate	1,603,112	44,032	45,516	1,559,079	1,557,596
Services	884,901	105,748	23,684	779,152	861,217
Municipal government	24,323	4,963	2,659	19,360	21,664
Other industries	1,960,450	(730,301)	(128,380)	2,690,751	2,088,830
Overseas offices and loans booked at offshore markets	283,696	46,481	28,173	237,215	255,523

Total	10,246,264	(946,850)	(145,131)	11,193,115	10,391,395

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	336,706	(58,126)	(13,330)	394,832	350,037
Manufacturing	2,047	(12,669)	(87)	14,716	2,134
Agriculture	—	—	—	—	—
Forestry	—	—	—	—	—
Fishery	—	(1,000)	—	1,000	—
Mining	—	—	—	—	—
Construction	20	(38)	(19)	58	39
Utilities	3,278	(8,831)	(770)	12,109	4,048
Communication and information services	9,284	(4,515)	(1,235)	13,799	10,519
Wholesale and Retail	45	(48)	(24)	93	69
Banks and other financial institution	19,769	(43,420)	(4,598)	63,189	24,367
Real estate	19,814	4,101	(1,134)	15,713	20,948
Services	3,480	(2,364)	(2,237)	5,844	5,717
Municipal government	29,589	(3,225)	(1,082)	32,814	30,671
Other industries	249,374	13,882	(2,143)	235,491	251,517
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	336,706	(58,126)	(13,330)	394,832	350,037

8-2. Domestic Consumer Loans

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation including Trust Accounts

(Combined, Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Total domestic consumer loans	18,634,387	(1,263,111)	(904,268)	19,897,498	19,538,655
Residential mortgage	17,406,554	(1,080,614)	(838,149)	18,487,169	18,244,704
Other	1,227,832	(182,496)	(66,119)	1,410,328	1,293,951

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Total domestic consumer loans	17,487,398	(1,226,824)	(887,383)	18,714,222	18,374,781
Residential mortgage	16,289,454	(1,053,189)	(824,266)	17,342,643	17,113,720
Other	1,197,944	(173,634)	(63,117)	1,371,578	1,261,061

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from the Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Total domestic consumer loans	1,050,668	(10,643)	(12,679)	1,061,312	1,063,348
Residential mortgage	1,022,137	(2,150)	(9,849)	1,024,288	1,031,987
Other	28,531	(8,493)	(2,829)	37,024	31,360

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Total domestic consumer loans	96,320	(25,643)	(4,206)	121,963	100,526
Residential mortgage	94,962	(25,275)	(4,033)	120,238	98,996
Other	1,357	(368)	(172)	1,725	1,529

8-3. Domestic Loans to Small/Medium-Sized Companies and Proprietors

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation including Trust Accounts

(Combined, Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Outstanding amount	44,814,586	(279,042)	(119,190)	45,093,628	44,933,776
% to total domestic loans	63.35%	2.44%	0.70%	60.90%	62.64%

*	Figures for September 30, 2006 and March 31, 2006 do not include loans to Mitsubishi UFJ Financial Group, Inc.

Figure for September 30, 2005 includes ¥358,400 million of loans to UFJ Holdings, Inc made by UFJ Bank Limited and UFJ Trust Bank Limited.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Outstanding amount	39,866,630	(569,938)	(264,729)	40,436,568	40,131,359
% to total domestic loans	65.95%	1.45%	0.42%	64.50%	65.53%

*	Figures for September 30, 2006 and March 31, 2006 do not include loans to Mitsubishi UFJ Financial Group, Inc.

Figure for September 30, 2005 includes ¥278,400 million of loans to UFJ Holdings, Inc made by UFJ Bank Limited.

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Outstanding amount	4,672,596	304,013	150,956	4,368,582	4,521,640
% to total domestic loans	46.90%	7.02%	2.29%	39.87%	44.61%

*	Figures for September 30, 2006 and March 31, 2006 do not include loans to Mitsubishi UFJ Financial Group, Inc.

Figure for September 30, 2005 includes ¥80,000 million of loans to UFJ Holdings, Inc made by UFJ Trust Bank Limited.

Trust Accounts

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Outstanding amount	275,360	(13,117)	(5,417)	288,477	280,777
% to total domestic loans	81.78%	8.71%	1.56%	73.06%	80.21%

9.	Overseas Loans

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined, Non-consolidated )

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited,

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

(1)	Loans to specific foreign countries

	(in millions of yen except number of countries)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Outstanding amount	2,123	1,580	1,584	543	538
Number of countries	4	(1)	—	5	4

(2) Loans to Asian countries

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Thailand	479,283	150,682	66,956	328,600	412,326
Indonesia	264,472	88,327	(15,486)	176,144	279,958
Malaysia	196,729	79,830	36,223	116,899	160,505
Philippines	61,969	5,934	(2,067)	56,035	64,037
South Korea	226,604	5,504	18,434	221,099	208,169
Singapore	371,355	69,657	104,499	301,698	266,856
Hong Kong	671,667	38,108	41,299	633,558	630,367
China	658,687	104,925	48,663	553,761	610,023
Taiwan	165,296	52,513	11,254	112,782	154,041
Others	143,960	52,198	27,074	91,762	116,886

Total	3,240,026	647,682	336,852	2,592,344	2,903,174

(3) Loans to Latin American countries

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Argentina	2,944	12	282	2,931	2,661
Brazil	89,272	28,026	(2,276)	61,246	91,548
Mexico	99,461	30,469	15,756	68,991	83,705
Caribbean countries	714,778	243,230	56,059	471,548	658,719
Others	70,848	10,903	365	59,945	70,482

Total	977,305	312,642	70,187	664,663	907,117

10.	Loans and Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined, Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited,

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Deposits (ending balance)	109,555,732	(3,494,621)	(3,426,141)	113,050,354	112,981,873
Deposits (average balance)	110,332,412	(1,983,333)	(2,020,194)	112,315,745	112,352,606
Loans (ending balance)	79,785,136	(1,034,459)	(193,455)	80,819,596	79,978,591
Loans (average balance)	79,712,613	(130,542)	(669,703)	79,843,155	80,382,317

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Deposits (ending balance)	98,174,273	(2,203,840)	(2,918,270)	100,378,114	101,092,544
Deposits (average balance)	98,744,407	(747,695)	(929,003)	99,492,102	99,673,410
Loans (ending balance)	69,538,871	(87,609)	(48,324)	69,626,480	69,587,196
Loans (average balance)	69,328,230	411,389	(213,913)	68,916,840	69,542,144

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Deposits (ending balance)	11,381,458	(1,290,780)	(507,871)	12,672,239	11,889,329
Deposits (average balance)	11,588,005	(1,235,638)	(1,091,191)	12,823,643	12,679,196
Loans (ending balance)	10,246,264	(946,850)	(145,131)	11,193,115	10,391,395
Loans (average balance)	10,384,382	(541,932)	(455,790)	10,926,314	10,840,172

11.	Domestic Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined, Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Individuals	59,906,785	(289,774)	(311,046)	60,196,559	60,217,831
Corporations and others	39,309,622	(2,776,271)	(3,409,838)	42,085,894	42,719,460
Domestic deposits	99,216,407	(3,066,046)	(3,720,884)	102,282,454	102,937,292
Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Individuals	51,887,115	14,236	(164,548)	51,872,878	52,051,663
Corporations and others	36,675,535	(1,896,044)	(3,053,189)	38,571,579	39,728,724
Domestic deposits	88,562,650	(1,881,807)	(3,217,737)	90,444,457	91,780,387
Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.
Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Individuals	8,019,670	(304,011)	(146,498)	8,323,681	8,166,168
Corporations and others	2,634,086	(880,227)	(356,649)	3,514,314	2,990,735
Domestic deposits	10,653,757	(1,184,239)	(503,147)	11,837,996	11,156,904

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

12.	Number of Employees

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Number of Employees	38,669	(1,209)	(61)	39,878	38,730
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)
	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Number of Employees	30,626	(1,160)	(2)	31,786	30,628
Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Number of Employees	8,043	(49)	(59)	8,092	8,102

13. Number of Offices

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	877	56	(4)	821	881
Head office and Branches	740	48	1	692	739
Sub-branches and Agencies	137	8	(5)	129	142
Overseas	87	(20)	—	107	87
Branches	44	(21)	—	65	44
Sub-branches	23	3	—	20	23
Representative offices	20	(2)	—	22	20

Total	964	36	(4)	928	968

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	785	54	—	731	785
Head office and Branches	663	46	1	617	662
Sub-branches and Agencies	122	8	(1)	114	123
Overseas	80	(20)	—	100	80
Branches	39	(21)	—	60	39
Sub-branches	23	3	—	20	23
Representative offices	18	(2)	—	20	18

Total	865	34	—	831	865

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented as of September 30, 2005 include amounts from The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	As of September 30, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2005 (B)	As of March 31, 2006 (C)
Domestic	92	2	(4)	90	96
Head office and Branches	77	2	—	75	77
Sub-branches and Agencies	15	—	(4)	15	19
Overseas	7	—	—	7	7
Branches	5	—	—	5	5
Representative offices	2	—	—	2	2

Total	99	2	(4)	97	103

14.	Status of Deferred Tax Assets

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

(The amounts presented for FY2005 and prior years include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	Sep. 30, 2006
		vs. Mar. 31, 2006
Deferred tax assets	1,899.8	(127.0)
Allowance for loan losses	480.6	(115.3)
Write-down on investment securities	391.3	(32.5)
Net operating loss carried forwards	1,187.1	(132.8)
Reserve for employees’ retirement benefits	105.9	(10.9)
Unrealized losses on securities available for sale	—	—
Other	470.3	76.1
Valuation allowance	735.5	(88.5)
Deferred tax liabilities	1,318.7	(115.4)
Gains on placing trust for retirement benefits	48.6	1.4
Unrealized gains on securities available for sale	958.6	(113.4)
Other	311.3	(3.4)
Net Deferred tax assets	581.1	(11.6)
[MUFG Consolidated]
Net Deferred tax assets	549.3	(73.8)

(2)	Balance of Net Deferred Tax Assets and ratio to Tier 1 Capital

(3)	Net Business Profits before Credit Costs and Taxable Income (Six Months ended September 30, 2006)

(in billions of yen)
Interim FY 2006
Net business profits before credit costs	548.9
Credit related costs	68.2
Income before income taxes	708.1
Reconciliation to taxable income	(308.1)
Taxable income	399.9

(4)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

	(in billions of yen)
	FY2001	FY2002	FY2003	FY2004	FY2005
Net business profits before credit costs	1,329.6	1,468.8	1,444.3	1,472.5	1,340.4
Credit related costs	2,608.0	1,316.6	1,159.0	974.2	(531.7)
Income before income taxes	(1,925.2)	(1,122.4)	445.9	95.7	1,919.7
Reconciliation to taxable income	1,916.5	(2,163.2)	90.4	(297.2)	(1,615.2)
Taxable income	(8.7)	(3,285.6)	536.3	(201.4)	304.4

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

(The amounts presented for FY2005 and prior years include amounts from The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.)

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	Sep. 30, 2006
		vs. Mar. 31, 2006
Deferred tax assets	1,662.7	(80.2)
Allowance for loan losses	453.3	(91.6)
Write-down on investment securities	281.8	(27.1)
Net operating loss carried forwards	1,003.7	(102.8)
Reserve for employees’ retirement benefits	94.6	(4.5)
Unrealized losses on securities available for sale	—	—
Other	439.5	67.6
Valuation allowance	610.4	(78.1)
Deferred tax liabilities	1,064.5	(78.6)
Gains on placing trust for retirement benefits	46.5	1.4
Unrealized gains on securities available for sale	734.7	(77.8)
Other	283.2	(2.2)
Net Deferred tax assets	598.2	(1.6)
[Consolidated]
Net Deferred tax assets	583.4	(61.9)

(2)	Net Business profit before Credit Costs and Taxable Income (Current Fiscal Year)

(in billions of yen)
Interim FY 2006
Net business profits before credit costs	426.1
Credit related costs	110.7
Income before income taxes	544.5
Reconciliation to taxable income	(226.3)
Taxable income	318.1

(3)	Net Business profit before Credit Costs and Taxable Income (Past Five Fiscal Years)

	(in billions of yen)
	FY2001	FY2002	FY2003	FY2004	FY2005
Net business profit before credit costs	1,052.8	1,188.4	1,170.2	1,201.4	1,087.7
Credit related costs	2,229.0	1,097.9	1,089.3	892.4	(485.9)
Income before income taxes	(1,698.4)	(833.3)	262.5	(47.3)	1,612.7
Reconciliation to taxable income	1,654.6	(1,873.2)	289.5	(311.4)	(1,403.1)
Taxable income	(43.7)	(2,706.5)	552.0	(358.8)	209.5

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for six months ended September 30, 2006, we are classified as “4” described above since we have material net operating loss carried forwards. However since we believe the net operating loss carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Collectability of Deferred Tax Assets at September 30, 2006 (Assumptions)

(in billions of yen)
Five years total (2nd half of 2006 to 1st half of 2011)
Net business profits (based on our business plan) (*1)	7,488.7
Net business profit (basis of collectability determination) (*2)	5,759.0
Income before income taxes (basis of collectability determination)	4,205.9
Taxable income before adjustments (basis of collectability determination) (*3)	4,905.5
Temporary difference + net operating loss carry forwards (for which deferred tax assets shall be recognized)	3,886.7
Deferred tax assets at September 30, 2006 (*4)	1,662.7

(*1)	Before credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plans.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carry forwards
(*4)	Temporary difference + net operating loss carry forwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2006 2nd half	FY 2007	FY2008	FY2009	FY2010	FY 2011 1st half
S/T interest rate (3 m/s TIBOR)	0.47%	0.37%	0.46%	0.48%	0.67%	0.67%
L/T interest rate (10 year JGB)	1.83%	1.94%	2.07%	2.13%	2.27%	2.27%
Exchange rate (Yen/USD)	¥105	¥105	¥105	¥105	¥105	¥105

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

(The amounts presented for FY2005 and prior years include amounts from Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	Sep. 30, 2006
		vs. Mar. 31, 2006
Deferred tax assets	237.1	(46.8)
Allowance for loan losses	27.3	(23.7)
Write-down on investment securities	109.4	(5.4)
Net operating loss carried forwards	183.4	(30.0)
Reserve for employees’ retirement benefits	11.2	(6.4)
Unrealized losses on securities available for sale	—	—
Other	30.7	8.4
Valuation allowance	125.1	(10.4)
Deferred tax liabilities	254.2	(36.7)
Gains on placing trust for retirement benefits	2.1	—
Unrealized gains on securities available for sale	223.9	(35.5)
Other	28.1	(1.2)
Net Deferred tax assets	(17.0)	(10.0)
[MUTB Consolidated]
Net Deferred tax assets	(14.9)	(9.9)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

(in billions of yen)
Interim FY 2006
Net business profits before credit costs	122.8
Credit related costs	(42.5)
Income before income taxes	163.6
Reconciliation to taxable income	(81.8)
Taxable income	81.8

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

	(in billions of yen)
	FY2001	FY2002	FY2003	FY2004	FY2005
Net business profits before credit costs	276.7	280.4	274.1	271.1	252.6
Credit related costs	379.0	218.6	69.7	81.7	(45.8)
Income before income taxes	(226.8)	(289.1)	183.4	143.1	306.9
Reconciliation to taxable income	261.8	(289.9)	(199.1)	14.1	(212.0)
Taxable income	35.0	(579.0)	(15.6)	157.3	94.8

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for six months ended September 30, 2006, we are classified as “4” described above since we have material net operating loss carried forwards. However since we believe the net operating loss carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Collectability of Deferred Tax Assets at September 30, 2006 (Assumptions)

(in billions of yen)
Five years total (2nd half of 2006 to 1st half of 2011)
Net business profits (based on our business plan) (*1)	1,447.5
Net business profits (basis of collectability determination) (*2)	1,223.3
Income before income taxes (basis of collectability determination)	1,031.6
Taxable income before adjustments (basis of collectability determination) (*3)	951.5
Temporary difference + net operating loss carry forwards (for which deferred tax assets shall be recognized)	518.3
Deferred tax assets at September 30, 2006	237.1

(*1)	Before credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plan.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carry forwards

(Reference) Assumptions for Business Plan

	FY 2006 2nd half	FY 2007	FY2008	FY2009	FY2010	FY 2011 1st half
S/T interest rate (3 m/s TIBOR)	0.47%	0.37%	0.46%	0.48%	0.67%	0.67%
L/T interest rate (10 year JGB)	1.83%	1.94%	2.07%	2.13%	2.27%	2.27%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105	¥105

15.	Employees’ Retirement Benefits

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(1)	Benefit obligation

	(in millions of yen)
		Six months ended September 30, 2006
Projected benefits obligation	(A-B+C+D+G)	1,882,079
Fair value of plan assets as of the beginning of the period	(A)	2,380,510
Prepaid pension cost as of the beginning of the period	(B)	360,653
Reserve for employees’ retirement benefits as of the beginning of the period	(C)	82,239
Unrecognized prior service cost as of the beginning of the period	(D)	(77,337)
Amortization for the period (Amortized period : mainly 10 years)	(E)	(2,816)
Unrecognized prior service cost at the end of the period	(F)	(74,521)
Unrecognized net actuarial loss as of the beginning of the period	(G)	(142,678)
Amortization for the period (Amortized period : mainly 10 years)	(H)	(429)
Unrecognized net actuarial loss as of the end of the period	(I)	(142,248)

Net amount unrecognized as of the beginning of the period	(J=D+G)	(220,015)
Net amount amortized during the period	(K=E+H)	(3,245)
Net amount unrecognized at end of the period	(L=J-K)	(216,770)

Note: Unrecognized prior service cost that arose during the period is included in the balance as of the beginning of the period.

(2)	Net periodic pension cost

(in millions of yen)
Six months ended September 30, 2006
Net periodic cost of the employees’ retirement benefits	5,937
Service cost	24,229
Interest cost	23,031
Expected return on plan assets	(43,329)
Amortization of unrecognized prior service cost	(2,816)
Amortization of unrecognized net actuarial loss	(429)
Other	5,251

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

Benefit obligation

	(in millions of yen)
		Six months ended September 30, 2006
Projected benefits obligation as of the beginning of the period	(A-B+C+D+G)	1,221,211
Fair value of plan assets as of the beginning of the period	(A)	1,488,577
Prepaid pension cost as of the beginning of the period	(B)	187,768
Reserve for employees’ retirement benefits as of the beginning of the period	(C)	11,360
Unrecognized prior service cost as of the beginning of the period	(D)	(48,738)
Amortization for the period (Amortized period : mainly 10 years)	(E)	(3,092)
Unrecognized prior service cost at the end of the period	(F)	(45,646)
Unrecognized net actuarial loss as of the beginning of the period	(G)	(42,218)
Amortization for the period (Amortized period : mainly 10 years)	(H)	1,955
Unrecognized net actuarial loss as of the end of the period	(I)	(44,173)

Net amount unrecognized as of the beginning of the period	(J=D+G)	(90,957)
Net amount amortized during the period	(K=E+H)	(1,137)
Net amount unrecognized at end of the period	(L=J-K)	(89,820)

Note : 1.	Discount rate for pension and retirement allowance are 2.2% and 1.7%, respectively.
2.	Unrecognized prior service cost that arose during the period is included in the balance as of the beginning of the period.

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

Benefit obligation

	(in millions of yen)
		Six months ended September 30, 2006
Projected benefits obligation as of the beginning of the period	(A-B+C+D+G)	388,306
Fair value of plan assets as of the beginning of the period	(A)	638,787
Prepaid pension cost as of the beginning of the period	(B)	134,576
Reserve for employees’ retirement benefits as of the beginning of the period	(C)	8,709
Unrecognized prior service cost as of the beginning of the period	(D)	(41,320)
Amortization for the period (Amortized period : mainly 10 years)	(E)	(495)
Unrecognized prior service cost at the end of the period	(F)	(40,824)
Unrecognized net actuarial loss as of the beginning of the period	(G)	(83,293)
Amortization for the period (Amortized period : mainly 10 years)	(H)	(1,540)
Unrecognized net actuarial loss as of the end of the period	(I)	(81,753)

Net amount unrecognized as of the beginning of the period	(J=D+G)	(124,614)
Net amount amortized during the period	(K=E+H)	(2,036)
Net amount unrecognized at end of the period	(L=J-K)	(122,577)

Note : 1.	Discount rate is 2.1% or 2.2%.
2.	Unrecognized prior service cost that arose during the period is included in the balance as of the beginning of the period.

16.	Earning Projections for the Fiscal Year Ending March 31, 2007

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 *	Six months ended September 30, 2005
Operating income	5,800.0	2,840.2	5,407.7	2,515.0
Ordinary profit	1,500.0	663.5	1,433.3	736.3
Net income	870.0	507.2	1,181.7	711.7

Mitsubishi UFJ Financial Group, Inc. (Non-consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 *	Six months ended September 30, 2005
Operating income	510.0	163.6	1,052.4	204.6
Ordinary profit	480.0	146.6	1,011.5	187.0
Net income	480.0	146.8	1,391.8	557.7

*	Combination of Mitsubishi UFJ Financial Group, Inc.’s operating results (April to March) and UFJ Holdings, Inc.’s operating results (April to September)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 **	Six months ended September 30, 2005
Ordinary profit	1,185.0	534.8	1,143.8	617.8
Net income	715.0	431.1	1,108.5	630.0

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 **	Six months ended September 30, 2005
Net business profit before provision for general allowance for loan losses	950.0	426.1	1,087.7	579.6
Ordinary profit	875.0	358.3	935.7	478.6
Net income	665.0	422.9	1,114.0	637.7

**	Combination of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (April to March), UFJ Bank Limited (April to December)

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 *	Six months ended September 30, 2005
Ordinary profit	270.0	137.6	253.0	93.0
Net income	190.0	119.3	164.5	66.7

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

	(in billions of yen)
	Fiscal year ending March 31, 2007	Six months ended September 30, 2006	Fiscal year ended March 31, 2006 *	Six months ended September 30, 2005
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	250.0	122.8	252.6	119.7
Ordinary profit	255.0	127.2	242.7	89.3
Net income	180.0	112.5	168.1	74.8

*	Combination of Mitsubishi Trust and Banking Corporation (April to September), UFJ Trust Banking Limited (April to September) and The Mitsubishi UFJ Trust and Banking Corporation. (October to March)